UNITED STATES

         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                     FORM 10-SB
   GENERAL FORM FOR REGISTRATION OF SECURITIES OF
           SMALL BUSINESS ISSUERS
         Pursuant to Section 12(b) or 12(g)
       of The Securities Exchange Act of 1934

                OPTICAL SYSTEMS, INC.
   (Name of Small Business Issuer in its Charter)
     Florida                            65-0755071
(State or other jurisdiction of    (IRS Employer incorporation or
                                 organization) Identification No.)


               Raritan Plaza II, Raritan Center
               Fieldcrest Avenue
               Edison, New Jersey               08818
              (Address of Principal)          (Zip Code)
              (Executive Offices)

              (732) 417-0023
          (Registrant's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:
                        None

Securities to be registered pursuant to Section 12(g) of the Act:
      Common Stock, par value $.0001 per share
     Preferred Stock, par value $.0001 per share
                  (Title of Class)

               FORM 10-SB REPORT INDEX
Item No.                                     Page No.

PART I
Item 1.   Description
              of Business..........................1
Item 2.   Management's
              Discussion and Analysis..............3
Item 3.   Description
              of Property..........................7
Item 4.   Security Ownership
              of Certain Beneficial
              Owners and Management................8
Item 5.   Directors, Executive
              Officers, Promoters and
              Control Persons......................9
Item 6.   Executive
             Compensation.........................11
Item 7.   Certain Relationships and Related
             Transactions.........................12
Item 8.   Description
             of Securities........................13

PART II

Item 1.   Market Price of and Dividends on the
              Registrant's Common Equity and other
              Shareholder Matters.............. ..15
Item 2.   Legal
              Proceedings............. ...........16
Item 3.   Changes in and Disagreements with
             Accountants .........................17
Item 4.  Recent Sales of
             Unregistered Securities.......... ...18
Item 5.   Indemnification of Directors
              and Officers........................19
PART I.

Item 1.   Description of Business
_________________________________
THE COMPANY

Optical Systems, Inc., a Florida Corporation (hereinafter the "Company") was incorporated on May 29, 1997 under the name Optical Systems
Holdings, Inc. The Company acquired through merger, 100% of the issued and outstanding common stock of Optical Systems, Inc, a New Jersey corporation ("OSI-NJ"), effective June 30, 1997. Immediately thereafter, the Company changed its name to Optical Systems, Inc. The Company is an Information Technology Solutions Provider marketing products and services in the areas of document management, service bureau operations, custom programming, consulting for network, Internet and Intranet environments and identifying and remediating the "Year 2000" (Y2K) conversion.

Business of the Company

     The Company's main goal is to provide advanced solutions to the ever evolving data storage industry. This will be accomplished with two (2) main products. The first is a practical, efficient data storage system, changing existing magnetic tape, macrophage and paper files to highly automated compact discs. The second is in the field of data extension and the "Year 2000 Problem." Data storage in the past has always been an expensive endeavor. The Company intends to offer a solution by reducing the cost of data storage with its compact disc ("CD") storage program.
The Company also intends to amend a very damaging technique of data storage used in the past in an effort to reduce cost, specifically, the 6-digit date technique. Computers will not be able to recognize the year 2000 in that they presently read years as the last two digits, assuming the first two to be "19." When January 1, 2000 occurs, most computer systems will recognize that date as January 1, 1900. The 6-digit date problem is thought by many experts to be as much as a $1 Trillion global computing nightmare. Such intended services will allow the Company to be a "one-stop-shop" for efficient, highly automated data storage.

     The Company has recently introduced its proprietary magnetic media migration tool called "SafeCDTM." In addition, the Company has aligned itself with CCD Online, a Year 2000 tool vendor which has received broad recognition and numerous accolades from industry participants as possessing the most completely automated, efficacious and easy to utilize software tool for Year 2000 conversions. The CCD Online tool is applicable to most languages and platforms.

     The Company has established a shared CCD Online "computer factory"
in its Edison, New Jersey headquarters. The hardware is in place, the software has been implemented and CCD is providing the technical support staff necessary to assist with conversion work. Pilot projects for such conversion services with CCD Online are in the implementation stage and contracts for complete remediation of millions of lines of code are being negotiated. The Company and CCD Online will split all revenues equally from the contracted code conversions.
          The Company currently has 14 full time      employees.

Competition

     There are many competitors entering and established in the information services related industry. Although the Company believes it will be able to establish and maintain a sizable market niche, competitors with greater financial and human resources than the Company can enter the Company's market with products and services similar or identical to those of the Company.

Item 2.   Management's Discussion and Analysis
_______________________________________________

,Six Months End,Six Months End,Fiscal Year,Fiscal Year
,3/31/98,3/31/97,End 9/30/97,End 9/30/96
Gross Revenues,$901,799,$637,769,$886,735,$1,024,591
 Cost of Revenues,402,171,201,983,253,885,280,707
Gross Profit,499,628
,435,786,632,850,743,884
Payroll
Expenses     ,317,986,291,460,500,999,562,490
Selling & Administration,346,910,155,553,353,258,259,479
 Depreciation,36,900,29,000,60,957,48,754
Income (Loss) from Operations,(212,168),(40,227),(282,364),(126,839)
 Other Expenses,(46),(9),(5,145),(18)
 Interest Expense,4,381,33,560,64,795,64,257
Net (Loss) Income,($216,503),($73,778),($342,014),($191,078)

Gross Revenues

The Company is an Information Technology Solutions Provider marketing products and services in the areas of document management, service bureau operations, custom programming, consulting for network, Internet and Intranet environments and identifying and remediating the "Year
2000" (Y2K) program code. The revenues from these businesses in the six month period ended March 31, 1998 were $901,799 or 22% above the same period ending March 31, 1997.

In September 1997 the Company made a strategic decision to allocate resources to market products and services dedicated to the "Year 2000 Solutions". These efforts in the first half of the current fiscal year created revenues of $561,000. During the same six month period there was a reduction in revenues from the general consulting business of ($423,000) as the result the reallocation of resources. Revenues from the document imaging and the service bureau businesses increased approximately
$20,000 in the first six months of fiscal 1998 versus the same period in fiscal 1997.

Gross revenues for the fiscal year ending September 1997 versus
September 1996 decreased (13%) due to a major client executing a service contract (non Y2K business) pass the end of the company's fiscal year.
This resulted in revenues for the first six months of fiscal 1998 being 102% of the total twelve months of fiscal 1997.

Cost of Revenues

For the six months ended March, 1998, virtually the total increase in cost of revenues (+$200,000) above the same period for 1997 is attributable to the emphasis placed by management to develop the Y2K business. The labor component for processing Y2K work was $183,000 for the period ending March 1998 versus 1997.

Payroll Expenses

Payroll expenses for the fiscal year ending September 1997 versus
September 1996 decreased 11% or $61,000 not matching the comparable decrease in revenues as the Company retained staff anticipating the client contract signed in the first quarter of fiscal 1998. For the periods ending March 1998 and March 1997, payroll expenses increased 13% in 1998 to support the increasing volume of business.

Selling & Administration

For the six months ended March, 1998, selling and administration expenses increased $191,357 above the same period for 1997. Slightly more than half ($106,000) of this increase is related to the Company incurring costs to maintain its status as a publicly traded company and complete the recapitalization started in June 1997. The increase attributable to marketing the Y2K business amounts to approximately $47,000 in the first half of fiscal 1998 without comparable costs in the 1997 period. The balance of the increase of $38,000 is for additional administrative services growth in business.

Selling and administration expenses for the fiscal year ending September 1997 versus September increased +36%. Selling expenses increased +$35,000 as the Company continued to develop tactics to generated new account business. Developing the Internet server added $20,000 in increased year-to-year expenses. Rent increased $15,000 and the balance of administrative charges for insurance, market monitoring services, etc added +$24,000.

Depreciation

For the six months ended March, 1998, the increase in depreciation expense reflects period to period added investment in fixed assets of $83,000 or +27%. The Company purchased new computer equipment to build "factory sites" to process Y2K conversions.
Depreciation expense for the fiscal year ending September 1997 versus September 1996 increased 25% reflecting a full year recognition of expense for assets purchased through out the previous period.
Interest Expense
For the six months ended March, 1998, interest expense decreased 88% or $29,000 as the result of the recapitalization started in June 1997. ( See Liquidity and Working Capital Deficiency).
Interest expense for the fiscal year ending September 1997 and September 1996 are essentially identical reflecting the same level of debt encumbrances in both periods. ( See Liquidity and Working Capital Deficiency).

Liquidity and Working Capital Deficiency

Optical Systems Holdings, Inc. (OSHI) was incorporated on May 29, 1997 in the State of Florida. This Company acquired through merger, 100% of the issued and outstanding common stock of Optical Systems, Inc., a New Jersey corporation (OSI-NJ) effective June 30, 1997. Immediately thereafter, the OSHI changed its legal name to Optical Systems, Inc. For financial reporting purposes the acquisition has been treated as a recapitalization of OSI-NJ.

The recapitalization resulted in the substitution of interest bearing installment debt instruments amounting to $675,000 with the issuance of preferred stock. Cash used in operations consumed the balance.
In the first six months of fiscal 1998, the Company received $200,000 from the issuance of Series A Preferred Stock and $200,000 from the exercise of warrants relating to a Regulation D 504 Offering.

The Company is also seeking to raise additional capital through the sale of common stock in the private investor market and has engaged a prominent Wall Street firm to assist in the effort to raise approximately $5,000,000. There can be no assurance that these efforts will succeed. The Company is projecting that a substantial acceleration of the Y2K business is imminent and that the newly added revenues will reduce if not eliminate the working capital deficiency. Consequently, the Company believes it will have sufficient cash flow to sustain operations over the next twelve months even without receiving proceeds from the sale of common stock.

Item 3.   Description of Property
___________________________________

     The Company presently leases approximately 6,100 square feet in an office building located at Raritan Plaza II, Raritan Center, Fieldcrest Avenue, Edison, New Jersey. The office is exclusively executive offices for businesses. The facility is leased from a non-affiliated party pursuant to a non-cancellable five (5) year lease which expires January 20, 2000. The present minimum monthly rent is $7,522.00 which does not include utilities and escalation expenses. The lease does not have an option to renew.

Item 4.   Security Ownership of Certain Beneficial Owners
          and Management
_________________________________________________________

     The following table sets forth certain information as of June 22, 1998 regarding the beneficial ownership of all of the Company's outstanding common stock, par value $.0001 per share (the "Common Stock") and outstanding preferred stock, par value $.0001 per share (the "Preferred Stock"), including such ownership by: (i) each of the stockholders of the Company who own more than five (5%) percent of the outstanding shares of Common Stock; (ii) each director of the Company; and (iii) all directors and executive officers of the Company as a group. As of June 22, 1998, there were 4,654,557 shares of Common Stock outstanding and 1,011,513 shares of Preferred Stock outstanding.
Name and Address of Beneficial Owner (1),Amount and Nature of
Beneficial Ownership (2),Percent of Class

Warren R. Zimmerman ,2,810,122 Common shares,60.37% Common
Shares
Raymond F. Sery,369,557 Common shares; 1,011,513 Series A Preferred, 7.94% Common Shares
All directors and executive officers as a group (2 persons),2,810,122 Common shares,60.37% Common Shares
     (1) The address of each person and entity named in the above table is c/o the Company, Raritan Plaza II, Raritan Center, Fieldcrest
Avenue, Edison, New Jersey 08818.
     (2) The persons and entities named in this table have sole voting and investment power with respect to all shares of common stock and Series A preferred stock reflected as beneficially owned by each.

Item 5.   Directors, Executive Officers, Promoters and Control
          Persons
_______________________________________________________________
Directors, Executive Officers, Promoters and Control Persons of the Company and their ages are as follows:

Name                    Age            Position
Warren R. Zimmerman      50            President, Chief
                                       Executive Officer
                                       Director

Raymond Sery             53            ControlPerson

Richard E. Hoynes        37            Director
William H. Luckman       26            Treasurer and
                                       Director

     All officers and directors listed above will remain in office until the next annual meeting of the stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. The Company has not compensated its Directors for service on the Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of the Board of Directors and/or any committee of the Board of Directors. Officers are appointed annually by the Board of Directors and each Executive Officer serves
Directors may in the future determine to pay Director's fees and reimburse Directors for expenses related to their activities.

     None of the Officers and/or Directors of the Company have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five (5) years.
     The business experience of each of the persons listed above during the past five (5) years is as follows:

     1. Warren R. Zimmerman has twenty eight years of computer experience and is the founder of OSI-NJ since its inception in April, 1992. He has an extensive working knowledge of computers and computer technology developed in his experience at executive and technical positions. Prior to forming OSI-NJ, he was the Director of Technical Services at First Investors Corp. located in Woodbridge,
New Jersey from January 1987 until July, 1993. At such position, he was responsible for managing a staff of system programmers, planning of hardware and software acquisitions, upgrades, telecommunications planning and implementation and problem solving as it relates to such areas.

     2.   Raymond Sery has over twenty five years of management
experience after obtaining his Masters in Business Administration from
the Stern School.       He is presently the Vice President and Chief
Financial Officer of Federal Business Centers located in Edison, New Jersey. He has held such position since July, 1991.

     3. Richard E. Hoynes has an extensive computer consulting background and is presently a Director of Research Information Management for Warner-Lambert Company, a worldwide company with
headquarters located in Morris Plains, New Jersey.       Prior to
commencing work with Warner-Lambert Company in February, 1995, he worked for the IBM Corporation as a computer consultant from April 1987 until February, 1995.

     4.   William H. Luckman has an established business management
and banking background. He established his background in business as the owner and manager of a mortgage company, International
Mortgage, in Chicago, Illinois from June, 1992 until December, 1993.
After selling his business, he worked for Lincoln Savings Bank, FSB, located in Jericho, New York as a marketing consultant and mortgage underwriter. He worked at Lincoln Savings Bank from January, 1994 until
April, 1994.       He then worked for American Home Mortgage of New
York, one of the largest privately held mortgage banks in the United States. He was given the responsibility for out-of-region growth. As the youngest Vice President in company history, he established satellite offices in New York, Florida and Illinois. He worked for American Home Mortgage from
April, 1994 until January, 1997.       Mr. Luckman was the President,
Treasurer and Director of Premier Supplements Corp. from March, 1997 until January, 1998. Premier Supplements Corp. (now known as CentraCan Incorporated) is a publicly traded company on the NASDAQ OTC Bulletin Board
traded under the symbol, CTCE (formerly      PMSP).

Item 6.   Executive Compensation
________________________________

Summary Compensation Table

     The following sets forth the compensation paid by the Company for services rendered by Officers and Directors of the Company:

Name and Principal            Year          Annual Salary    (1)Position

Warren R. Zimmerman           1998          $80,000.00        President/Chief
                                                              Executive
                                                              Officer/Director

     1.   The Company has entered into an employment agreement with
Mr. Zimmerman dated October 1,      1997.  Such employment agreement
terminates on  October 1, 2002.  It provides for an annual salary of
$80,000 and increases in annual salary based on Gross Revenues as follows: a Base Revenue Amount of $1,116,000 has been set - if the
Gross Revenues for the first fiscal year exceed the Base Revenue
Amount before April 1, 1998, then the base salary increases to
$125,000 per year for the remainder of the first year; after such initial year if the Company's Gross Revenues for a fiscal year shall be between $3,000,000 and $5,000,000, then Mr. Zimmerman's annual salary shall be $200,000; if the Company's Gross Revenues for a fiscal year shall be between $5,000,001 and $10,000,000, then Mr. Zimmerman's annual salary shall be $300,000; and if the Company's Gross Revenues for a fiscal year shall be in excess of $10,000,001, then Mr. Zimmerman's annual salary shall be $350,000. In addition, the employment agreement provides for bonuses based on Gross Revenues (Mr. Zimmerman can earn up to an additional $150,000) and Net Earnings (Mr. Zimmerman can earn up to an additional $200,000). Specifically, for each $100,000 in excess of the Base
Revenue Amount (see      above), Mr. Zimmerman shall receive a $5,000 Gross
Revenue Bonus, not to exceed $150,000 in any given fiscal year; in addition, the Net Earnings Bonus shall be based on Net Earnings for the prior fiscal year. Therefore, for each $25,000 increase in Net Earnings from the previous fiscal year, Mr. Zimmerman shall receive a $2,000 Net Earnings Bonus, not to exceed $200,000. The Company has not entered into any employment contracts with its other officers or directors.

Item 7.   Certain Relationships and Related Transactions
________________________________________________________

     On June 15, 1997, the Company completed a Regulation D 504
Offering in which it issued 500,000 shares of common stock and 450,000 common stock redeemable stock purchase warrants for an aggregate offering price of $25,000. Each Warrant entitles the holder to one share of Common Stock at a price of $1.60 per common share. The expiration date of the warrants is as follows: 250,000 Warrants expired on December 31, 1997; and 200,000 Warrants expire on December 31, 1998. In addition, on July 21, 1997, the Company completed a second Regulation D 504
Offering in which it received $105,800 in exchange for 105,800 shares of common stock and 52,900 Warrants with an exercise price of $1.35 per share. All warrants have an expiration date of June 15, 1998.

     On September 26, 1997, the Company issued 811,513 Series A
Preferred Shares to Raymond Sery in consideration of his assumption and payment of $605,000 of a promissory note payable to First Union Bank and the cancellation of $70,000 in loan principal due him. In addition, on January 15, 1998, the Company issued an additional 200,000 shares of Series A Preferred Stock to Mr. Sery in consideration of $200,000 paid to the Company on January 29, 1998. The terms of Mr. Sery's investment provided that if the Company does not undertake a secondary public offering of its securities under the Securities Act of 1933 by December 31, 1998, Mr. Sery shall have the right to require the Company to repurchase any or all equity securities of the Company (including all shares of common stock) then owned by him; provided, however, the Company shall only be required to repurchase shares with an aggregate repurchase price paid to Mr. Sery not to exceed more than $1,200,000.

Item 8.   Description of Securities
____________________________________

Authorized and Outstanding Capital Stock

     The Company's authorized capital stock consists of 50,000,000 shares of common stock, $.0001 par value and 10,000,000 shares of preferred stock, $.0001 par value. As of June 22, 1998, 4,654,557 shares of common stock were outstanding and 1,011,513 shares of preferred stock were outstanding.

     Each share of common stock entitles the holder to one (1) vote on all matters submitted to a vote of the stockholders. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock voting for the election of directors can elect all members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote or concurrence of stockholders except in cases in which more than a simple majority is required by law. Holders of common stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefore. Subject to the dividend rights of the holders of the preferred stock, holders of shares of common stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds, legally available therefor. Upon liquidation, dissolution or winding up of the Company, after payment to creditors and holders of preferred stock that may be outstanding, the holders of common stock are entitled to share ratably in the assets of the Company, if any, legally available of distribution to common stockholders of the Company. The Bylaws of the Company require that only a majority of the issued and outstanding shares of common stock of the Company need be represented to constitute a quorum and to transact business at a stockholders' meeting.

     The common stock has no preemptive rights or no subscription, redemption or conversion privileges. All of the outstanding shares of common stock are fully paid and nonassessable.

     The Company's Board of Directors has total discretion as to the issuance and the determination of the rights and privileges of any shares of preferred or common stock which may be issued in the future, which rights and privileges may be detrimental to the rights and privileges of the holders of the existing shares of the Company's common stock now issued and outstanding.

     The Company has declared a Series A Preferred Stock class, of which 1,065,513 shares are authorized to be issued with the following preferences, limitations and rights: no voting rights; at such time as a dividend is declared by the Company's Board of Directors, and provided such funds are legally available therefor, a preference over the Company's common stock of of an aggregate of 5% to be non-cumulative; on liquidation, a preference over Common Stock of $11.60 per share of Series
A Preferred Stock; each and every share of Series A preferred Stock shall convert into Common Stock of the Company at the rate of one share of common stock for every share of Series A Preferred Stock, which conversion shall occur on the earlier of (a) June 30, 1998, or (b) the Company's filing of a registration statement with the Securities and Exchange Commission; and the number of shares of Series A Preferred
Stock authorized to be issued, and the number of shares of common stock into which they shall be converted, shall adjust automatically in the event of any split, reverse split, recapitalization or other similar action that may be authorized by the Company.

Transfer Agent

     The Transfer Agent for the common stock is Interwest Transfer
Company, Inc.

PART II.

Item 1.   Market Price of and Dividends on the Registrant's
          Common Equity and Other Shareholder Matters
____________________________________________________________

     A. Market Information: The Company's common stock is presently traded on the NASDAQ OTC Bulletin Board under the symbol "OPSY." There is no established public trading market for the Company's preferred stock. The high and low sales prices for each quarter since the Company was accepted for listing on the NASDAQ OTC Bulletin Board on September 15, 1997 is as follows:

Fiscal Quarter                High         Low
September 30, 1997            4.1250       3.2500
December 31, 1997             5.0000       3.6250
March 30, 1998                4.2500       2.7500
Up to June 22, 1998           3.2500       1.4375

     B. Holders: The number of record holders of shares of the Company's common stock as of June 25, 1998 was One Hundred Twenty Seven
(127). The aggregate number of shares of the Company's common stock issued and outstanding as of June 25, 1998 was 4,654,557.

     C. Dividends: The Company has not paid or declared any dividends upon its shares of common stock since its inception and, by reason of its present financial status and its contemplated financial requirements, it does not contemplate or anticipate paying any dividends upon its shares of common stock in the foreseeable future.

Item 2.   Legal Proceedings
____________________________

     The Company is not presently a party to any litigation of any kind or nature whatsoever, nor to the Company's best knowledge and belief is any litigation threatened or contemplated.

Item 3.   Changes in and Disagreements with Accountants
_______________________________________________________

     The Company's accountants are Mauriello, Franklin & LoBrace, CPAs, P.A. of Springfield, New Jersey. The Company does not presently intend to change accountants. At no time have there been any disagreements with such accountants regarding any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Item 4.   Recent Sales of Unregistered Securities.
__________________________________________________

     On June 15, 1997, the Company completed a Regulation D 504
Offering through its Officers and Directors, in which it issued 500,000 shares of common stock and 450,000 common stock redeemable stock purchase warrants for an aggregate offering price of $25,000. Each Warrant entitles the holder to one share of Common Stock at a price of $1.60 per common share. The expiration date of the warrants is as follows: 250,000 Warrants expired on December 31, 1997; and 200,000 Warrants expire on December 31, 1998. In addition, on July 21, 1997, the Company completed a second Regulation D 504 Offering in which it received $105,800 in exchange for 105,800 shares of common stock and 52,900 Warrants with an exercise price of $1.35 per share. All warrants have an expiration date of June 15, 1998.

     For each of the above transactions, the Company relied upon the exemption from registration under the Securities Act of 1933, as amended,
as provided by Section 4(2) of the Act.Item 5.   Indemnification of
Directors and Officers

     Under Florida law, a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act unless (i) the director breached or failed to perform his duties as a director, and (ii) a director's breach of , or failure to perform, those duties constitutes (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which an unlawful distribution is made; (4) in a proceeding by or in the right of the corporation or in a proceeding in which the corporation procures a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct; or
(5) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify under Florida law.

     The Company's Bylaws limit, to the maximum extent permitted by Florida law, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors and officers. The Bylaws provide further that the Company shall indemnify to the fullest extent permitted by Florida law any person made a party to any action or proceeding by reason of the fact that such person was a director, officer, employee or agent of the Company. The Bylaws also provide that directors and officers who are entitled to indemnification shall be paid their expenses incurred in connection with any action, suit or proceeding in which such director or officer is made a party by virtue of his being an officer or director of the Company to the maximum extent permitted by Florida law.

Part F/S

The financial statements for the Company as of September 30, 1997
(audited) and as of March 31, 1998 (unaudited) have been examined to the extent indicated in reports by Mauriello, Franklin & LoBrace, CPAs, P.C., independent certified public accountants.

Part III

Item 1.   Index to Exhibits
___________________________

The following exhibits are filed with this Form 10-SB:

EXHIBIT #      EXHIBIT NAME
3(i)           Certificate of Incorporation of Optical Systems, Inc. and
               Amendments
3(ii)          By-Laws of Optical Systems, Inc.
27             Financial Date Schedule
99.1           Articles of Merger
99.2           Agreement and Plan of Merger

          SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                    OPTICAL SYSTEMS, INC.

                    By:/s/   Warren R. Zimmerman
                       __________________________
                         Warren R. Zimmerman
                         President, Chief Executive Office
                         And Director
Dated: June 25, 1998

                  POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below constitutes and appoints Richard I. Anslow as such person true and lawful attorney-in-fact and agent, with full powers of substitution and re-substitution, for such person in name, place and stead, to sign in any and all amendments (including post-effective amendments) to this Form 10-SB, in any and all capacities, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent, the full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent, or any of them, may lawfully do or cause to be done by virtue hereof.
In accordance with the requirements of the Securities Act of 1933, this Form 10-SB was sign by the following person in the capacities and on the date stated.

Signature                     Title                       Date
/s/ Warren R. Zimmerman       President,                  July 2 , 1998
                              Chief Executive
                              Officer and
                              Director

/s/ William H. Luckman        Treasurer and               July 2 , 1998
                              Director

/s/ Richard E. Hoynes         Director                    July 2 , 1998



                     OPTICAL SYSTEMS, INC.

                INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report                                    F-2
Balance Sheet September 30, 1997
and March 31, 1998 (Unaudited)                                  F-3
Statements of Operations
Years Ended September 30, 1997 and 1996
and Six Months Ended March 31, 1998 and 1997(Unaudited)         F-4
Statement of Stockholders'
Equity (Deficiency) Two Years Ended
September 30, 1997, and
Six Months Ended March 31, 1998    (Unaudited)                  F-5 Thru 7
Statements of Cash Flows
 Years Ended September 30, 1997
and 1996, and Six Months Ended
March 31, 1998
and 1997 (Unaudited)                                            F-8
Notes to Financial Statements                                   F-9 Thru 14

           INDEPENDENT AUDITORS' REPORT
To the Board of Directors of
Optical Systems, Inc.:

     We have audited the accompanying balance sheet of Optical Systems, Inc. as of September 30, 1997 and the related statements of operations, stockholders' equity (deficiency), and cash flows for the two years ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optical Systems, Inc. as of September 30, 1997 and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.

November 6, 1997
                                     OPTICAL SYSTEMS, INC.
                                         BALANCE SHEETS

ASSETS                                  September 30,1997     March 31, 1998
                                                               (Unaudited)>
Current assets:
  Cash and cash equivalents             $     85,927          $23,307
  Accounts receivable trade,
  net of allowancefor doubtful
  accounts of $1,000,
  and $1,000 respectively                     29,020          493,441

  Loan receivable-office                         -0-           25,818
  Prepaid expenses                             1,062           79,880
  Security deposits                              -0-           38,706
                                             _______           _______
     Total current assets                $   116,009       $  661,152

Property and equipment:
  Office furniture and equipment           $  22,198       $   30,221
  Computer hardware and software             258,678          332,329
  Vehicle                                     24,654           24,654
  Total cost                               $ 305,530       $  387,204
  Accumulated depreciation                   143,257          180,157
     Total property and equipment          $ 162,273       $  207,047
     Total assets                          $ 278,282       $  868,199
                                           _________       __________

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  8% debenture bonds payable-9/15/98       $  28,500       $   28,500
  5% convertible notes payable-3/31/98        60,000           40,000
  5% demand note payable                         -0-           35,000
  Current maturities of long-term debt        17,592           14,065
   Loans payable - shareholders               31,832           34,461
  Accounts payable - trade                   164,006          534,558
  Accrued expenses                            62,805           71,139
                                           _________         ________
     Total current liabilities             $ 364,735       $  757,723
Long-term debt                                37,114           22,980
                                           _________         ________
     Total liabilities                     $ 401,849       $  780,703

Stockholders' equity (deficiency):
  Convertible preferred stock,
    $0.0001 par value,
    authorized 10,000,000 shares;
    issued and outstanding -
    811,513 shares (March 31,
   1998 - 1,011,513 shares)                      $81       $      101
  Common stock, $0.0001 par value, authorized
  50,000,000 shares; issued and
  outstanding - 4,372,712 shares
  (March 31, 1998 - 4,654,557 shares)            437              465
   Additional paid in capital                980,030        1,407,548
   Accumulated deficit                    (1,104,115)      (1,320,618)
                                          ___________      ___________
Total stockholders' equity (deficiency)  $  (123,567)      $   87,496

Total liabilities and stockholders'
deficiency                               $   278,282       $  868,199

               SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
                                    F-3

                               OPTICAL SYSTEMS, INC.
                             STATEMENTS OF OPERATIONS

                                     Years Ended              Six Months Ended
                                     September 30,            March 31,
                                     1997     1996            1998       1997
                                     ____     ____            ____       ____
                                                                  (Unaudited)
Gross revenue                      $ 886,735  $1,024,591       $ 901,799  $637,769
Cost of revenue                      253,885     280,707         402,171   201,983

Gross profit                       $ 632,850 $   743,884       $ 499,628  $435,786

Operating expenses:
Payroll and related fringe costs   $ 500,999 $   562,490       $ 327,986  $291,460
  Selling and marketing               82,383      58,099          96,562    35,905
  Administrative                     270,875     201,380         250,348   119,648
  Depreciation                        60,957      48,754          36,900    29,000
     Total operating expenses      $ 915,214 $   870,723       $ 711,796  $476,013
                                   _________     _______       _________   ________

Loss from operations               $(282,364)$  (126,839)      $(212,168) $(40,227)

Other income (expense):
  Interest expense                $  (64,795)$   (64,257)       $ (4,381) $(33,560)
  Miscellaneous income                 5,145          18              46         9
                                  ___________  __________       _________ __________
     Total other income (expense) $  (59,650)  $ (64,239)$        (4,335) $(33,551)
                                  ___________  __________       _________ __________

Net loss                          $ (342,014)  $(191,078)      $(216,503) $(73,778)

Net loss per share                     $(.09)      $(.06)          $(.05)    $(.02)

Weighted average common
shares outstanding                 3,597,874    3,326,562      4,481,919  3,326,562

                       SEE ACCOMPANYING NOTES TO FINANCIAL
                                     STATEMENTS

                                       F-4

                           OPTICAL SYSTEMS, INC.
                         STATEMENTS OF CASH FLOW

                               Years Ended                  Six Months Ended
                               September 30,                March 31,
                               1997      1996              1998        1997
                               ____      ____              ____        ____
                                                                (Unaudited)
CASH FLOWS FROM OPERATING
ACTIVITIES:

 Net loss                 $(342,014)   $(191,078)        $(216,503)     $(73,778)
 Adjustments to reconcile
 net loss to net cash
 provided by (used in)
 operating activities:
 Depreciation             $  60,957    $  48,754          $ 36,900      $ 29,000

 Financial services            -0-           -0-            50,000            -0-
Interest expense               -0-         6,140               -0-            -0-
Provision for bad debts       1,000          -0-               -0-            -0-
Increase (decrease) in cash
resulting from
changes in current assets
and liabilities:
  Accounts receivable        16,302        66,910         (464,421)      (34,458)
  Loan receivable-officer       -0-           -0-          (25,818)          -0-
  Prepaid expenses           35,535       (36,154)         (78,818)       35,526
  Security deposits             -0-           -0-          (38,706)          -0-
  Accounts payable-trade    (90,097)      123,605          370,552        42,167
  Deferred revenue              -0-      (108,000)              -0-       96,900
  Accrued expenses           55,667        (2,819)           8,334        39,803
  Total adjustments      $   79,364   $    98,436        $(141,977)     $208,938

Net cash provided by (used in)
  operating activities   $ (262,650)  $   (92,642)       $(358,480)     $135,260

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property
and equipment            $  (24,069)  $   (49,314)       $  (81,674)    $(20,481)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible
and demand
notes payable, net       $   60,000   $       -0-         $  15,000      $  -0-

Proceeds from note
payable bank                 55,000        50,000               -0-          -0-

Proceeds from (repayment of)
loans from
(to) shareholder             20,000       107,977             2,629         (6,071)

Repayment of
long-term debt              (97,364)      (29,908)          (17,661)      (54,455)

Issuances of common stock
by successor entity         387,395           -0-           400,844          -0-

 Issuance of common
stock by predecessor entity      22           -0-               -0-          -0-

  Stock issuance costs      (54,578)          -0-            (23,278)        -0-

Net cash provided by (used in)
financing activities     $  370,475     $ 128,069           $377,534     $(92,026)

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS        $    83,756    $  (13,887)          $(62,620)     $51,153

Cash and cash equivalents,
beginning of period           2,171        16,058             85,927        2,171

Cash and cash equivalents,
end of period           $    85,927    $    2,171           $ 23,307      $53,324

                      SEE ACCOMPANYING NOTES TO FINANCIAL
                                 STATEMENTS
                                  F-8

                        OPTICAL SYSTEMS, INC.
            STATEMENT OF STOCKHOLDERS' EQUITY(DEFICIENCY)
            TWO YEARS ENDED SEPTEMBER 30, 1997 AND
          SIX MONTHS ENDED MARCH 31, 1998(UNAUDITED)

                              Shares of                    Additional             Total
                              Common    Common   Preferred Paid-In   Accumalated  Stockholders'
                              Stock     Stock    Stock     Capital   Deficit      Deficiency
                              _______   _______  ________  ________  __________   __________
Balance, Oct. 1, 1995         2,129     $39,500                      $(576,378)   $(531,878)
Net loss for year ended
September 30, 1996              -0-         -0-                       (191,078)    (191,078)
                              _____      ______                       ________     _________
Balance, Sept. 30, 1996       2,129     $39,500                      $(762,456)   $(722,956)
Issuances of common stock by
predecessor NJ entity for cash
of $.20 per share               111          22                                          22
Issuance of common
stock by successor
entity prior to reorganization
 to  founders for services
rendered @$.0001
per share                   300,000          30                                           30
Exchange of common
stock of predecessor NJ
entity for common stock
of successor entity under    (2,240)    (39,522)                                     (39,522)
reverse acquisition       3,500,012         350       38,817     355                  39,522
Issuance of common
stock by successor
entity for cash @
$.05 per share              500,000          50        24,950                         25,000

                     SEE ACCOMPANYING NOTES TO FINANCIAL
                                  STATEMENTS
                                      F-5

                           OPTICAL SYSTEMS, INC.
               STATEMENT OF STOCKHOLDERS' EQUITY(DEFICIENCY)
               TWO YEARS ENDED SEPTEMBER 30, 1997

                              Shares of                        Additional                Total
                              Common    Common    Preferred    Paid-In      Accumulated  Stockholders'
                              Stock     Stock     Stock        Capital      Deficit      Deficiency
                              _______   _______   _______      __________   _________    ___________
Retirement and
cancellation of
founders stock               (200,000)     (20)                      20
Issuance of common
stock by successor
entity for cash
@ $1.00 per share             105,800       11                  105,789                   105,800
Issuance of common
stock by successor
entity based on exercise
of 125,000 warrants
@ $1.60 per
common share                 125,000        12                  199,988                   200,000
Issuance of common
stock by successor
entity based on
exercise of 41,900
warrants @ $1.35
per common share              41,900         4                    56,561                   56,565
Issuance of preferred
stock in exchange for
assumption of bank
debt of $605,000 and
stockholder
loan of $70,000                                          81      674,919                  675,000
Stock issuance costs                                            (121,014)                (121,014)
Net loss for year ended
September 30, 1997                                                         (342,014)     (342,014)
                              _____     ________    ________    ________    _______     _________

Balance, September
30, 1997                   4,372,712       $437          $81   $980,030 $(1,104,115)  $(123,567)


              SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
                                       F-6

                             OPTICAL SYSTEMS, INC.
          STATEMENT OF STOCKHOLDERS' EQUITY(DEFICIENCY)
               TWO YEARS ENDED SEPTEMBER 30, 1997 AND
               SIX MONTHS ENDED MARCH 31, 1998(UNAUDITED)

                           Shares of                     Additional             Total
                           Common    Common   Preferred  Paid-In   Accumulated  Stockholders'
                           Stock     Stock    Stock      Capital   Deficit      Deficiency
                           _______   ________ _______    ______    ________     ___________

Stock issuance costs                                   $(90,443)                $ (90,443)
Issuance of common stock
based on exercise of
625 warrants @
$1.35 per share               625                            844                      844
Issuance of common
stock based on
exercise of 125,000
warrants @
$1.60 per share           125,000         12             199,988                  200,000
Issuance of 200,000
shares of Series
A preferred stock for
cash                                             20      199,980                  200,000
Issuance of 89,553
shares of common
stock for stock
issuance costs            89,553           9              67,156                   67,165
Issuance of 66,667
shares of common
stock for investor
relation services         66,667           7              49,993                   50,000
Net loss for six
months ended
March 31, 1998                                                     (216,503)     (216,503)
                         _______     ______    _______  ______   ____________      ________

Balance, March 31,
1998                   4,654,557       $465       $101 $1,407,548 $(1,320,618)   $  87,496

                                      F-7


                         OPTICAL SYSTEMS, INC
       NOTES TO FINANCIAL STATEMENTS
 (Information As Of March 31, 1998 And For The Six Months Ended
                 March 31, 1998 and 1997 is Unaudited)

Note 1--Summary of Significant Accounting Policies
__________________________________________

     Organization and Nature of Business
     _____________________________

       Optical Systems Holdings, Inc. (The Company) was incorporated on
May 29, 1997 in the State of Florida.  The Company acquired, thru merger, 100% of the issued and outstanding common stock of Optical
Systems, Inc., a NJ corporation (OSI-NJ)  effective June 30, 1997.
Immediately thereafter, the Company changed its legal name to Optical
Systems, Inc.  For financial reporting purposes the acquisition has   been
treated as a recapitalization of OSI-NJ.  Further OSI-NJ is   deemed the
acquiring corporation under a reverse acquisition.  The   historical financial
statements prior to June 30, 1997 are those of   OSI-NJ.  Pro forma
information giving effect to the acquisition as if   it took place October 1,
1996 is not presented since the transaction   is a recapitalization and not a
business combination.

       The Company is principally engaged in rendering document
management, Year 2000 program source code remediation, networking
and   Intra/Internet services, rendering optical storage and retrieval
products and services, and selling related hardware and software   products
to information processing customers.  Approximately 38% and   47% of
gross revenue for the years ended September 30, 1997 and 1996   was
derived from one customer.

  Unaudited Financial Statements

       The accompanying financial statements of the Company as of March 31, 1998 and for the six months ended March 31, 1998 and 1997 are unaudited.  All adjustments (consisting only of normal recurring adjustments) have been made which, in the opinion of management, are
necessary for a fair presentation indicative of the results that may   be
expected for the full year or for any future period.

  Use of Estimates

       The preparation of financial statements in conformity with   generally
accepted accounting principles requires management to make   estimates
and assumptions that affect the reported amounts of assets   and liabilities
and disclosure of contingent assets and liabilities   at the date of the
financial statements and the reported amounts of   revenues and expenses
during the reporting period.  Actual results   could differ from those
estimates.

                               F-9

                 OPTICAL SYSTEMS, INC.
          NOTES TO FINANCIAL STATEMENTS
    (Information As Of March 31, 1998 And For The Six Months Ended
                 March 31, 1998 and 1997 is Unaudited)

Note 1--Summary of Significant Accounting Policies (Continued)
_____________________________________________________________

  Property and Equipment

       Property and equipment are recorded at cost.  Depreciation is computed using both  straight-line and accelerated methods over the
estimated service lives which range from 5 to 7 years.  Expenditures   for
maintenance and repairs are charged to operations.  Given the   rapid
technology changes and obsolescence that is occurring with   computer
hardware and software, it is reasonably possible that the   Company's
estimate that it will recover the carrying amount of this   equipment from
future operations will change in the near term.
     With respect to costs incurred to develop software for its   information
processing services, the Company's policy is to capitalize   such costs only
after technological feasibility has been established.    No software
development costs have been capitalized in the   accompanying financial
statements.

  Revenue recognition

       Information processing service bureau revenue is reported as   earned
when services are performed.  Sales of information processing   hardware
and turnkey systems are reported as earned when systems have   been
delivered and accepted by the customer.

  Income Taxes

       Provision for income taxes is based on income reported in the accompanying financial statements.

  Loss Per Share

       Loss per share is based on the weighted average of common shares outstanding during the reporting periods. Shares issuable upon the
conversion of preferred stock and notes payable, and exercise of   warrants
have not been included since their effect would be anti-dilutive.

  Cash and Cash Equivalents

       For cash flow reporting purposes, cash and cash equivalents   include
money market fund investments with an initial maturity of   three months or
less.

Note 2 Working Capital Deficiency
______________________________

     The Company has incurred operating losses since inception and has a working capital deficiency as of September 30, 1997.
     The Company has prepared a forecast statement of income for the year ended September 30, 1998 which reflects a positive cash flow from operations. In addition, the Company anticipates that approximately $80,000 of notes payable shall be converted into common stock and that approximately $300,000 in cash (before stock issuance costs) shall be derived from the exercise of warrants into shares of common stock. Accordingly the Company shall have sufficient cash flow to sustain operations over the next twelve months.

                                 F 10

                         OPTICAL SYSTEMS, INC.
                     NOTES TO FINANCIAL STATEMENTS
    (Information As Of March 31, 1998 And For The Six Months Ended
                 March 31, 1998 and 1997 is Unaudited)

Note 3 Regulation D Rule 504 Stock Offerings
______________________________________

     On June 15, 1997, the Company completed a Regulation D Rule 504 private offering in which the Company received $25,000 in exchange for 500,000 shares of common stock and 450,000 warrants with an exercise price of $1.60 per share. 250,000 of these warrants have an expiration date of December 31, 1997. The remaining 200,000 warrants expire on December 31, 1998. On July 21, 1997 the Company completed another Regulation D Rule 504 private offering in which the Company received $105,800 in exchange for 105,800 shares of common stock and 52,900 warrants with an exercise price of $1.35 per share. These warrants have an expiration date of June 15, 1998.

     As of September 30, 1997 the Company had received $200,000 from the exercise of 78,125 of the $1.60 warrants and $56,565 from the exercise of 41,900 of the $1.35 warrants.
     Subsequent to September 30, 1997 the Company received $844 representing the exercise of 625 warrants @ $1.35 per share and $200,000 from the exercise of 125,500 warrants @ $1.60 per share.

Note 4 Series A Preferred Stock
__________________________
     On September 26, 1997 the Company issued 811,513 shares of Series A preferred stock to a minority shareholder in consideration for his assumption and payment of $605,000 of note principal due First Union Bank and the cancellation of $70,000 in loan principal due him.

     On January 15, 1998 the Company agreed to issue an additional 200,000 shares of Series A preferred stock to the same shareholder in consideration for cash of $200,000 which was received in full on January 29, 1998.

     The preferred stock has no voting rights but does carry preference over common shares to the extent of liquidation value and dividends declared on a non-cumulative basis. The preferred stock is convertible into common stock at the rate of one share of common stock for each share of preferred stock, which conversion shall occur on the Company's filing of a registration statement with the Securities & Exchange Commission.

     In the event the Company does not effect an initial public offering of its securities under the Securities Act of 1933, as amended on or before December 31, 1998, Sery shall have the right to require the Company to repurchase any or all equity securities of the Company (including without limitation all shares of Common Stock, Preferred Stock and Conversion
Shares) then owned by him (collectively, the "Put Shares"); provided, however, the Company shall only be obligated to repurchase that number of Put Shares which, when taken together with all prior Put Shares repurchased by the Company, result in an aggregate repurchase price paid to Sery of not more than $1,200,000.

Note 5 Convertible Notes Payable
____________________________

     The Company issued $60,000 of private investor notes payable either 1) on March 31, 1998 together with interest of 5% per annum or 2) convertible into $54,000 of Series A preferred stock which are then convertible into 54,000 shares of unissued common stock at $1.00 per share.

     On February 10, 1997 the Company repaid $20,000 of the notes together with accrued interest of $501.

                                 F 11

                         OPTICAL SYSTEMS, INC.
                     NOTES TO FINANCIAL STATEMENTS
    (Information As Of March 31, 1998 And For The Six Months Ended
                 March 31, 1998 and 1997 is Unaudited)

Note 6--Loans Payable - Stockholders
________________________________

                                                     September 30,       March 31,
                                                     1997                1998
These loans are due two minority stockholders
as follows:
     A.     Unsecured loan dated September 30, 1997
             due on demand together with interest
             of 8% per annum .                        $20,000             $20,000

     B.     Loan payable minority shareholder in
             original amount of $50,000 borrowed
             May,      1995 and payable in equal
             monthly principal installments of $2,833
             commencing June 1995 with the final
             payment of $1,833 due  November,
             1997.  Interest of 8% per annum
             has been imputed.                         11,832               14,461
                                                       _______              _______
                                                      $31,832              $34,461
Note 7--Long Term Debt
_____________________

Long-term debt consists as follows:                September 30,       March 31,
                                                   1997                1998
   A.   Loan payable minority stockholder
        pursuant to debt restructure agreement
        wherein unpaid capital lease obligations
        of $21,136 and annual accrued interest
        of $1,691 were consolidated into one
        loan obligation of $22,827.  The loan is
        to be repaid in 24 equal principal payments
        of $1,032 together with interest of 8%
        per annum commencing October 15, 1997
        with the final payment due
        September15, 2001.                        $22,827              $22,827

     C. 8% loan payable majority stockholder.
        Annual interest of $3,224 has been accrued
        to September 30, 1997.                     14,625                 -0-

     A. Note payable Ford Motor Credit  Company
        in original amount of $24,654 dated May 31,
        1996 to be repaid in 48 equal monthly
        payments of $545 inclusive of 2.9% per annum
        commencing June 30, 1996 with the final payment
        due May 31, 2000.  The note is secured
        by a corporate-owned vehicle.               17,254              14,218
                                                    _______             ______
            Total debt                             $54,706             $37,045
            Current maturities                      17,592              14,065
            Long-term debt                         $37,114             $22,980

                                 F 12

                        OPTICAL SYSTEMS, INC.
                     NOTES TO FINANCIAL STATEMENTS
    (Information As Of March 31, 1998 And For The Six Months Ended
                 March 31, 1998 and 1997 is Unaudited)

Note 7--Long Term Debt (Continued)
________________________________

     Current maturities of long-term debt for the five years ended September 30, 2002 are as follows:

               1998                          $  17,592
               1999                             32,804
               2000                              4,310
               2001                                -0-
               2002                                -0-
                                                ______
                                              $ 54,706

     Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of the notes and loans payable described in Notes 4, 5, and 6 are approximately equal to the face value of the debt.

Note 8 Income Taxes
__________________

     No provision has been made for income taxes to be paid currently due to the current and prior year net operating losses incurred. As of September 30, 1997 the Company had net operating loss carryforwards of approximately $1,050,000 to be used to offset future taxable income thru 2004 for state reporting purposes and thru 2012 for federal reporting purposes. A deferred tax asset arising from such loss carryforwards has been recognized of $451,000 subject to a valuation allowance of an equal amount since it is more likely than not that the asset will not be realized.

Note 9--Related Party Transactions
_____________________________

     The Company engaged in the following transactions with stockholders:

                                            Year Ended       Six Months ended
                                            September 30,    March 31,
                                            ____________    _________________

                                           1997      1996   1998        1997
                                           ____      ____   ____        ____
                                                               (Unaudited)

Incurred interest expense on loans and
notes payable of which $5,501 and
$4,343 was payable as of September
30, 1997 and 1996, $6,070 and
$6,003 was payable as of March
31, 1998 and 1997 respectively.         $12,164    $12,765    $3,648    $8,871

                                 F 13

                         OPTICAL SYSTEMS, INC.
                     NOTES TO FINANCIAL STATEMENTS
    (Information As Of March 31, 1998 And For The Six Months Ended
                 March 31, 1997 and 1998 is Unaudited)

Note 10--Lease Commitments
___________________________

     The Company leases its office premises in Edison, New Jersey under a non-cancellable five year operating lease which expires January 20, 2000. The present minimum monthly rent is $7,522 which does not include utilities and escalation expenses which the Company is obligated to pay. There is no option to renew.

     Future minimum lease commitments for all operating leases with non-cancellable terms in excess of one year as of September 30, 1997 are as follows:

               1998                     $  94,352
               1999                        93,000
               2000                        30,088
               2001                            --
               2002                            --
               Thereafter
                                        ___________
                                          $217,440

     The Company reported lease expense of $101,188 and $82,544 for the years ended September 30, 1997 and 1996 respectively, and $51,142 and $47,676 for the six months ended March 31, 1998 and 1997 respectively.

Note 11 Statement of Cash Flows
____________________________

                                          Year Ended      Six Months Ended
                                          September 30,         March 31,
                                          ____________     ________________

                                          1997     1996    1998      1997
                                          ____     ____    ____      _____
Supplementary cash flow data:
  Interest paid                        $ 67,369  $55,000  $  232    $28,341
  Income taxes paid                         -0-      100      -0-       -0-
Non-cash transactions:
Issuance of preferred stock
in consideration for assumption
of bank debt of $605,000 and
stockholder loan of $70,000             675,000
Issuance of common stock in
consideration for
stock issuance services                                    67,165
Unpaid stock issuance costs              66,436

                             F 14

Part III

Item 1.     Index to Exhibits
______________________________

The following exhibits are filed with this form 10-SB:
EXHIBIT #      EXHIBIT NAME
               __________     _____________
3(i)          Certificate of Incorporation of Optical Systems, Inc.
              and Amendments
3(ii)         By-Laws of Optical Systems, Inc.
27            Financial Data Schedule
99.1          Articles of Merger
99.2          Agreement and Plan of Merger



<EXHIBIT 3(i)>

                  ARTICLES OF INCORPORATION

Article I. Name
________________
The name of this Florida corporation is:
Optical Systems Holdings, Inc.

Article II.  Address
____________________

The mailing address of the Corporation is:
Optical Systems HOldings, Inc.
265 Sunrise Avenue, Suite 204
Palm Beach, Florida 33480

Article III.  Registered Agent
______________________________

The name and address of the registered agent of the Corporation is:

Donald F. Mintmire
265 Sunrise Avenue, Suite 204
Palm Beach, Florida  33480

Article IV. Board of Directors
______________________________

The name of each member of the Corporation's Board of Directors is:

William H. Luckman

The affairs fo the Corporation shall eb managed by a Board of Directors consisting of no less than one director. The number of directors may be increased or decreased from time to time in accordance with the Bylaws of the Corporation. The election of directors shall be done in accordance with the Bylaws. The directors shall be protected from personal liability to the fullest extent permitted by applicable law.

Article V. Capital Stock
________________________

The Corporation shall have the authority to issue 50,000,000 shares of common stock par value $.0001 per share. The Corporation shall have the authority to issue 10,000,000 shares of preferred stock, par value $.0001 per share which may be divided into series and with the preferences, limitations and relative rights determined by the Board of Directors.

Article VI.  Incorporator
_________________________

The name and address of the incorporator is:

Donald F. Mintmire
Mintmire & Associates
265 Sunrise Avenue, Suite 204
Palm Beach, Florida  33480

Article VII. Corporate Existence
________________________________

These Articles of Incorporation shall become effective and the corporate existence will begin on May 27, 1997.

The undersigned incorporator executed these Articles of Incorporation on May 27, 1997.

/s/ Donald F. Mintmire
________________________
DONALD F. MINTMIRE
Brian R. Fons as attorney-in-fact

                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                 ______________________________________________

                                      OF
                                      __

                             OPTICAL SYSTEMS, INC.
                             _____________________
                  (Also known as Optical Systems Holdings, Inc.)

Pursuant to the provisions of Section 687.1007.  Florida State this
Corporation adopts the following         articles:

                             Article I. Name
                             _______________
The name of this Florida corporation is:

Optical Systems, Inc.

                             Article II. Address
                             ___________________
The mailing address of the Corporation is:

Optical Systems, Inc.
265 Sunrise Avenue, Suite 204
Palm Beach, Florida  33480

                             Article III. Registered Agent
                             _____________________________

The name and address of the registered agent of the Corporation is:

Donald F. Mintmire
265 Sunrise Avenue, Suite 204
Palm Beach, Florida  33480

                             Article IV. Board of Directors
                             ______________________________

The name of each member of the Corporation's Board of Directors is:

Warren Zimmerman
William H. Luckman
Richard E. Hoynes

The affairs of the Corporation shall be managed by a Board of Directors consisting of no less than one director. The number of directors may be increased or decreased from time to time in accordance with the Bylaws of the Corporation. The election of directors shall be done in accordance with the Bylaws. The directors shall be protected from personal liability to the fullest extent permitted by applicable law.

                             Article V.  Capital Stock
                             _________________________

The Corporation shall have the authority to issue 50,000,000 sahre of common stock, par value $.0001 per share. The Corporation shall have the authority to issue 10,000,000 shares of preferred stock, per value $.0001 per share, which may be divided into series and with the preferences, limitations and relative rights determined by the Board of Directors.

                             Article VI. Incorporator
                             ________________________

The name and address of the incorporator is:

Donald F. Mintmire
Mintmire & Associates
265 Sunrise Avenue, Suite 204
Palm Beach, Florida  33480

                             Article VII. Corporate Existence
                             ________________________________

The corporate existence of the Corporation shall begin on May 27, 1997.

            Certificate pursuant to 607.      Florida Statutes
            __________________________________________________

a) These Amended and Restated Articles of Incorporation contain an amendment to the Articles requiring shareholder approval.

b) These Amended and Restated Articles of Incorporation require shareholder approval.

c)  The amendments hereto were adopted on June 24, 1997.

d) The amendments were approved by the shareholders. The number of votes cast for the amendments were sufficient for approval.

Signed this 1st day of July, 1997.

                                  OPTICAL SYSTEMS, INC.

                                  /s/ Warren Zimmerman
                                 _____________________
                                 Warren Zimmerman, President

The foregoing instrument was acknowledged before me this 1st day of July, 1997 by Warren Zimmerman, as President of and on behalf of Optical Systems, Inc., who is personally known to me and who (did/did not) take an oath.

                                 /s/ Joyce Morgan
                                 ________________
                                 Notary Public - Joyce Morgan
                                               Notary Public of New Jersey
                                            My Commission Expires Jan.8,2002

          ARTICLES OF AMENDMENT
TO AMEND AND RESTATED ARTICLES OF INCORPORATION
                    OF
          OPTICAL SYSTEMS, INC.
          A FLORIDA CORPORATION

The following Articles of Amendment to the Amended and Restated
Articles of Incorporation of Optical Systems, Inc., a Florida corporation, are submitted for filing pursuant to Section 607.1006 of the Florida
Business Corporation Act.
               1.   The name of the corporation is Optical Systems, Inc.
               2. The following amendment to Article V of the Amended and Restates Articles of Incorporation of the corporation was adopted by the Board of Directors of the corporation on January 7, 1998.

                       ARTICLE V.  Capital Stock
                       _________________________

             The corporation shall have the authority to issue 50,000,000 shares of Common Stock, par value $.0001 per share. The Corporation shall have the authority to issue 10,000,000 shares of Preferred Stock, par value $.0001 per share, which may be divided into series and with the preferences, limitations and relative rights determined by the Board of Directors.

             There is declares a Series A Preferred Stock, of which 1,065,513 shares shall be authorized to be issued with the following preferences, limitations and rights:

        Voting rights: no voting rights.

        Liquidation: on liquidation, a preference over Common Stock of $11.60 per share of Series A Preferred Stock.

        Dividend: at such time as a dividend is declared by the corporation's Board of Director's, and provided such funds are legally available therefor, a preference over the corporation's Common Stock of 5%, to be non-cumulative.

        Conversion: each and every share of Series A   Preferred Stock shall
convert into Common Stock  for every shares of Series A Preferred Stock,
which conversion shall occur on the earlier of         (a) June 30, 1998, or
(b) the corporation's filing of a registration statement with the Securities Exchange Commission pursuant to either or both of the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934.

        Adjustment: the number of shares of Series A Preferred Stock authorized to be issued, and the number of shares of Common Stock into which they shall be converted, shall adjust automatically in the event of any split, reverse split, recapitalization or other similar action that may be authorized by the corporation.

     3.   This Amendment was adopted on January 7, 1998.

     4. This amendment was approved by the corporation's Board of Directors on January 7, 1998 in accordance with Section 607.0602(4) of
the Florida Business Corporation Act.       Action by the corporation's
shareholders is not required.

     IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment this 7th day of January, 1998.

                                        OPTICAL SYSTEMS, INC.
                                        /s/ Warren Zimmermann
                                        ____________________
                                         Warren Zimmermann, President

                                         OPTICAL SYSTEMS HOLDINGS,INC.
                                         /s/ William H. Luckman
                                         ______________________
                                         William H. Luckman
                                         President

                         ARTICLES OF AMENDMENT
             TO AMEND AND RESTATED ARTICLES OF INCORPORATION
                                 OF
                        OPTICAL SYSTEMS, INC.
                       A FLORIDA CORPORATION

The following Articles of Amendment to the Amended and Restated
Articles of Incorporation of Optical Systems, Inc., a Florida corporation, are submitted for filing pursuant to Section 607.1006 of the Florida Business Corporation Act.

         1.   The name of the corporation is Optical Systems, Inc.
         2. The following amendment to Article V of the Amended and Restates Articles of Incorporation of the corporation was adopted by the Board of Directors of the corporation on September 30, 1997.

                       ARTICLE V.  Capital Stock
                       _________________________

             The corporation shall have the authority to issue 50,000,000 shares of Common Stock, par value $.0001 per share. The Corporation shall have the authority to issue 10,000,000 shares of Preferred Stock, par value $.0001 per share, which may be divided into series and with the preferences, limitations and relative rights determined by the Board of Directors.

             There is declares a Series A Preferred Stock, of which 865,513 shares shall be authorized to be issued with the following preferences, limitations and rights:

        Voting rights: no voting rights.

        Liquidation: on liquidation, a preference over Common Stock of $11.60 per share of Series A Preferred Stock.

        Dividend: at such time as a dividend is declared by the corporation's Board of Director's, and provided such funds are legally available therefor, a preference over the corporation's Common Stock of 5%, to be non-cumulative.

        Conversion: each and every share of Series A   Preferred Stock shall
convert into Common Stock  for every shares of Series A Preferred Stock,
which conversion shall occur on the earlier of         (a) June 30, 1998, or
(b) the corporation's filing of a registration statement with the Securities Exchange Commission pursuant to either or both of the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934.

        Adjustment: the number of shares of Series A Preferred Stock authorized to be issued, and the number of shares of Common Stock into which they shall be converted, shall adjust automatically in the event of any split, reverse split, recapitalization or other similar action that may be authorized by the corporation.

     3.   This Amendment was adopted on September 30, 1997.

     4. This amendment was approved by the corporation's Board of Directors on January 7, 1998 in accordance with Section 607.0602(4) of
the Florida Business Corporation Act.       Action by the corporation's
shareholders is not required.

     IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment this 30th day of September, 1997
                                    OPTICAL SYSTEMS, INC.
                                    /s/ Warren Zimmermann
                                    ____________________
                                    Warren Zimmermann, President

                                    OPTICAL SYSTEMS HOLDINGS, INC.
                                    /s/ William H. Luckman
                                    ____________________
                                    William H. Luckman

                         ARTICLES OF AMENDMENT
                 TO AMEND AND RESTATED ARTICLES OF INCORPORATION
                                  OF
                           OPTICAL SYSTEMS, INC.
                         A FLORIDA CORPORATION

The following Articles of Amendment to the Amended and Restated
Articles of Incorporation of Optical Systems, Inc., a Florida corporation, are submitted for filing pursuant to Section 607.1006 of the Florida Business Corporation Act.

               1.   The name of the corporation is Optical Systems, Inc.
               2. The following amendment to Article V of the Amended and Restates Articles of Incorporation of the corporation was adopted by the Board of Directors of the corporation on September 12, 1997

                       ARTICLE V.  Capital Stock
                       _________________________

             The corporation shall have the authority to issue 50,000,000 shares of Common Stock, par value $.0001 per share. The Corporation shall have the authority to issue 10,000,000 shares of Preferred Stock, par value $.0001 per share, which may be divided into series and with the preferences, limitations and relative rights determined by the Board of Directors.

             There is declares a Series A Preferred Stock, of which 811,513 shares shall be authorized to be issued with the following preferences, limitations and rights:

        Voting rights: no voting rights.

        Liquidation: on liquidation, a preference over Common Stock of $11.60 per share of Series A Preferred Stock.

        Dividend: at such time as a dividend is declared by the corporation's Board of Director's, and provided such funds are legally available therefor, a preference over the corporation's Common Stock of 5%, to be non-cumulative.

        Conversion: each and every share of Series A   Preferred Stock shall
convert into Common Stock  for every shares of Series A Preferred Stock,
which conversion shall occur on the earlier of         (a) June 30, 1998, or
(b) the corporation's filing of a registration statement with the Securities Exchange Commission pursuant to either or both of the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934.

        Adjustment: the number of shares of Series A Preferred Stock authorized to be issued, and the number of shares of Common Stock into which they shall be converted, shall adjust automatically in the event of any split, reverse split, recapitalization or other similar action that may be authorized by the corporation.

     3.   This Amendment was adopted on September 12, 1997.

     4. This amendment was approved by the corporation's Board of Directors on September 12, 1997 in accordance with Section 607.0602(4)
of the Florida Business Corporation Act.       Action by the corporation's
shareholders is not required.

     IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment this 12th day of September, 1997.
                                        OPTICAL SYSTEMS, INC.
                                        /s/ Warren Zimmermann
                                        ____________________
                                        Warren Zimmermann, President

                                        OPTICAL SYSTEMS HOLDINGS, INC.
                                        /s/ William H. Luckman
                                        _____________________
                                        William H. Luckman, President

<EXHIBIT 3(ii)>


                     BY-LAWS
                        OF
               OPTICAL SYSTEMS, INC.
                    ARTICLE I
                     OFFICES

The principal office of the Corporation in the State of Florida shall be located in the City of Palm Beach. The Corporation may have such other offices , either within or without the State Florida, as the business of the Corporation may require from time to time.

  The Registered Office of the Corporation may be, but need not be, identical with its principal office in theates mail in a sealed envelope addressed to the shareholder at the shareholder's address as it appears on the records of the corporation, with postage thereon prepaid.
ds of the corporation, with postage thereon prepaid.
  Whenever any notice whatever is required to be given, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance at any meeting shall constitute waiver of notice thereof unless the person at the meeting, prior to the close of the meeting, objects to the holding of the meeting because proper notice was not given.

SECTION 2.1 ANNUAL MEETING. The annual meeting of the shareholders shall be held on the second Thursday in September of each year, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held at any annual meeting, or at an adjournment thereof, the board of directors shall cause the election to be held at a special meeting of the shareholders held as soon thereafter as may be convenient.

SECTION 2.2 SPECIAL MEETINGS. Special meetings of the shareholders may be called by the chairman of the board, if elected, by the president, by the board of directors or by the holders of not less than 10% of all outstanding shares of the corporation entitled to vote on the matter for which the meeting is called.

SECTION 2.3. PLACE OF MEETING. Meetings of shareholders may be held at such place, either within or without the State of Florida, as may be designated in the notice or waiver of notice of the meeting. If no designation is made, the place of the meeting shall be the principal office of the corporation in the State of Florida.

SECTION 2.4. NOTICE AND WAIVER OF NOTICE. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall bedelivered not less than 10 nor more than 60 days before the date of the meeting, or in the case of a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets, not less than 20 nor more than 60 days before the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States main in a sealed envelope addressed to the shareholder at the shareholder's address as it appears on the records of the corporation, with postage thereon prepaid.

Whenever any notice whatever is required to be given, a waiver thereof in writing signed by the person or persons entitles to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendane at any meeting shall constitute waiver of notice thereof unless the person at the meeting, prior to the closing of the meeting, objects to the holding of the meetng because proper notice was not given.

SECTION 2.5. CLOSING THE TRANSFER BOOKS AND FIXING A RECORD DATE. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors of the corporation may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than 70 days and, for a meeting of shareholders, not less than 10 days, or in the case of a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets, not less than 20 days, immediately preceeding such meeting. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders or shareholders entitled to receive payment of a dividend the close business on the day next preceeding the day on which notice is given, or if no notice is given, the day next preceeding the day on which the meeting is held or the date on whcih the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof.

SECTION 2.6   VOTING LISTS.   The officer or agent having charge of the
transfer book for shares of the corporation shall make available, at least 10 days before such meeting a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of 10 days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder, and to copying at the shareholder's expense, at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in the State of Florida, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of shareholders.

SECTION 2.7. VOTING OF SHARES. Unless otherwise provided in the Articles of Incorporation, each outstanding share, regardless of class, shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

SECTION 2.8. QUORUM AND REQUIRED VOTE. Unless otherwise provided in the Articles of Incorporation, a majority of the outstanding shares entitled to vote on a matter, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders; provided, that if less than a quorum is present, a majority of the shares represented at the meeting may adjourn the meeting from time to time without further notice.

If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by law or the Articles of Incorporation.

SECTION 2.9. PROXIES. A shareholder may appoint a proxy to vote or otherwise act for such shareholder by signing an appointment form and delivering it to the person so appointed. Unless the appointment of a proxy contains an express limitation on the proxy's authority, a corporation may accept the proxy's vote or other action as that of the shareholder making the appointment.

No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy. Every proxy continues in full force and effect until revoked by the person executing it prior to the vote pursuant thereto, except as otherwise provided in this Section. Such revocation may be effected by writing delivered to the corporation stating that the proxy is revoked or by a subsequent proxy executed by, or by attendance at the meeting and voting in person by, the person executing the proxy. The dates contained on the forms of proxy presumptively determine the order of execution, regardless of the postmark dates on the envelopes in which they are mailed.

  An appointment of a proxy is revocable by the shareholder unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest in the shares or in the corporation generally.

A proxy becomes revocable when the interest in the proxy terminates. The death or incapacity of the shareholder appointing a proxy does not revoke the proxy's authority unless notice of the death or incapacity is received by the officer or agent who maintains the corporation's share transfer book before the proxy exercises authority under the appointment.

SECTION 2.10. INFORMAL ACTION BY SHAREHOLDERS. Unless otherwise provided in the Articles of Incorporation, any action required to be taken at any annual or special meeting of the shareholders of the corporation, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting,, without prior notice, and without a vote, if a consent in writing, setting forth the action so taken, shall be signed (i) by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voting or (ii) by all of the shareholders entitled to vote with respect to the subject matter thereof. If such consent is signed by less than all of the shareholders entitled to vote on the action which is the subject of the consent, then such consent shall become effective only if at least 5 days prior to the execution of the consent a notice in writing is delivered to all the shareholders entitled to vote with respect to the subject matter thereof and, after the effective date of consent, prompt notice of the taking of the corporation action without a meeting by less than unanimous written consent shall be delivered in writing to those shareholders who have not consented in writing.

SECTION 2.11. VOTING OF SHARES BY CERTAIN HOLDERS. Shares registered in the name of a deceased person, a minor ward or an incompetent person, may be voted by such person's administrator, executor, court appointed guardian or conservator either in person or by proxy without a transfer of such shares into the name of such administrator, executor, court appointed guardian or conservator. Shares standing in the name of a trustee may be voted by the trustee either in person or by proxy.

  Shares registered in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into the receiver's name if authority to do so is contained in an appropriate order of the court by which such receiver was appointed.

  A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

SECTION 2.12. CORPORATE RECORDS; EXAMINATION BY SHAREHOLDERS. The corporation shall keep correct and complete books and records of account and minutes of the proceedings of its shareholders and board of directors and committees thereof. The corporation shall also keep at its registered office or principal place of business in Florida or at the office of a transfer agent or registrar in Florida, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of shares held by each.

  Any person who is a shareholder of record shall have the right to examine, in person or by agent, at any reasonable time or times, the corporation's books and records of account, minutes, voting trust agreements filed with the corporation and record of shareholders, and to make extracts therefrom but only for a proper purpose.

In order to exercise this right, a shareholder must make written demand upon the corporation, stating with particularity the records sought to be examined and the purpose therefor.

  Upon the written request of any shareholder, the corporation shall mail to such shareholder within 14 days after receipt of such request a balance sheet as of the close of its latest fiscal year and a profit and loss statement for such fiscal year; provided that if such request is received by the corporation before such financial statements are available, the corporation shall mail such financial statements within fourteen days after they become available, but in any event within 120 days after the close of its latest fiscal year.

                   ARTICLE III

                     DIRECTORS

SECTION 3.1. GENERAL POWERS. The business and affairs of the corporation shall be managed by or under the direction of its board of directors.

SECTION 3.2 NUMBER, TENURE AND QUALIFICATIONS. The number of directors of the corporation shall be three (3). The number of directors may be increased or decreased from time to time by amendment to these By-Laws. A decrease in the number of directors does not shorten an incumbent director's term.

 Each director shall hold office until the next annual meeting of share-holders and until the director's successor shall have been duly elected and qualified.

  Unless the Articles of Incorporation or these By-Laws otherwise provide, directors need not be residents of Florida or shareholders of the corporation.
SECTION 3.3. REGULAR MEETINGS. A regular annual meeting of the board of directors shall be held without other notice than this By-Laws, immediately after and at the same place as the annual meeting of shareholders. The board of directors may provide, by resolution, the time and place, either within or without the State of Florida, for the holding of additional regular meetings without other notice than such resolution.

SECTION 3.4. SPECIAL MEETINGS. Special meetings of the board of directors may be called by or at the request of the chairman of the board, if elected, the president or any director. The person or persons authorized to call special meetings of the board of directors may fix any place, either within or without the State of Florida, as the place for holding any special meeting of the board of directors called by them.

SECTION 3.5. INFORMAL ACTION BY DIRECTORS. Unless specifically prohibited by the Articles of Incorporation, any action required to be taken at a meeting of the board of directors of the corporation, or any other action which may be taken at a meeting of the board of directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors entitled to vote with respect to the subject matter thereof, or by all the members of such committee, as the case may be.

  The consent shall be evidenced by one or more written approvals, each of which sets forth the action taken and bears the signature of one or more directors. All the approvals evidencing the consent shall be delivered to the secretary to be filed in the corporate records. The action taken shall be effective when all the directors have approved the consent unless the consent specifies a different effective date.

SECTION 3.6. NOTICE AND WAIVER OF NOTICE. Notice of any special meeting shall be given at least 2 full days prior thereto by written notice delivered personally or mailed to each director at the director's business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail in a sealed envelope so addressed, with postage thereon prepaid. If notice is given by telegram, such notice shall be deemed to be delivered when the telegram is delivere to the telegraph company.

  Any director may waive notice of any meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting except where a director attends the meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

SECTION 3.7. QUORUM. A majority of the board of directors fixed by these By-Laws shall constitute a quorum for the transaction of business at any meeting of the board; provided that, if less than a majority of the directors are present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION 3.8. MANNER OF ACTING. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors unless a greater number is required by law, the Articles of Incorporation or these By-Laws.

SECTION 3.9. REMOVAL OF DIRECTORS. One or more of the directors may be removed, with or without cause, at a meeting of shareholders by the affirmative vote of the holders of a majority of the outstanding shares then entitled to vote at an election of directors; provided that no director shall be removed at a meeting of shareholders unless the notice of such meeting shall state that a purpose of the meeting is to vote upon the removal of one or more directors named in the notice.

SECTION 3.10. RESIGNATION OF DIRECTORS. A director may resign at any time by giving written notice to the board of directors, its chairman, or to the president or secretary of the corporation. A resignation is effective when the notice is given unless the notice specifies a future date. The pending vacancy may be filled before the effective date, but the successor shall not take office until the effective date.

SECTION 3.11. VACANCIES. Any vacancy occurring in the board of directors or a directorship to be filled by reason of an increase in the number of directors may be filled by election at any annual meeting of shareholders or at a special meeting of shareholders called for that purpose; provided, however, that in the event of a vacancy or vacancies arising between meetings of the shareholders by reason of an increase in the number of directors or otherwise, the board of directors may fill such vacancy. A director elected by the shareholders to fill a vacancy shall hold office for the balance of the term for which the director was elected. A director appointed by the board of directors to fill a vacancy shall serve until the next annual meeting of shareholders at which directors are to be elected.

SECTION 3.12. COMMUNICATIONS EQUIPMENT. Unless specifically prohibited by the Articles of Incorporation, members of the board of directors or of any committee of the board of directors may participate in and act at any meeting of such board or committee through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other.

Participation in such a meeting shall constitute attendance and presence in person at the meeting of the person or persons so participating.

SECTION 3.13. COMPENSATION. The affirmative vote of a majority of directors then in office shall be required to fix the compensation of the directors, which compensation shall be reasonable. No director shall be precluded from serving the corporation in any other capacity and receiving compensation therefor.

                    ARTICLE IV
                     OFFICERS

SECTION 4.1. NUMBER AND QUALIFICATIONS. The board of directors shall elect such officers as are required by law and such additional officers as it from time to time may determine. None of the officers, except the chairman of the board if elected, need be directors. Any two or more offices may be held by the same person.

SECTION 4.2. ELECTION; TERM OF OFFICE; RESIGNATION; VACANCIES. The officers of the corporation shall be elected annually by the board of directors at the regular meeting of the board of directors held immediately after each annual meeting of shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as may be convenient.

  Each officer shall hold office until the next annual meeting of directors and until the officer's successor shall have been duly elected and shall have qualified or until the officer's earlier death, resignation or removal. Any officer may resign at any time by giving written notice to the board of directors.

  Vacancies may be filled or new offices created and filled at any meeting of the board of directors.

SECTION 4.3. REMOVAL. Any officer elected or appointed by the board of directors may be removed by the board of directors whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer shall not of itself create contract rights.

SECTION 4.4. CHAIRMAN OF THE BOARD. The chairman, if one is elected, shall be the chief executive officer of the corporation. Subject to the direction of the board of directors, the chairman shall have general charge over the business, affairs and policies of the corporation. The chairman may sign and execute all instruments in the name of the corporation and shall preside at all meetings of the shareholders and of the board of directors. In the absence or disability of the president or the president's refusal to act, the chairman shall be vested with the powers and shall perform the duties of the president. The chairman may delegate any of the chairman's powers or functions to any officers of the corporation. The chairman shall be a member of the board of directors.

SECTION 4.5. PRESIDENT. The president shall be the chief operating officer of the corporation and, if no chairman is elected, the chief executive officer of the corporation. Subject to the control of the board of directors, the president shall have general and active management of the day-to-day business of the corporation.

The president may sign and execute all instruments in the name of the corporation. In the absence of the chairman, or if a chairman is not elected, the president shall perform the duties of and shall be vested with all the powers of the chairman.

SECTION 4.6. VICE PRESIDENTS. In the absence of the president or in the event of the president's inability or refusal to act, the vice president, if one if elected, or in the event there are more than one vice president, the vice presidents in the order designated by the board of directors or if no such designation has been made, then in the order of their election, shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Any vice president may sign all instruments in the name of the corporation and shall perform such other duties as from time to time may be assigned to the vice president by the president or by the board of directors.

SECTION 4.7. TREASURER. The treasurer, if one is elected, shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation, receive and give receipts for moneys due and payable to the corporation from any source whatsoever and deposit all such money in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of
Article IV of these By-Laws; and (b) in general perform all the duties incident to the office of treasurer and such other duties as from time to time may be assigned to the treasurer by the president, or by the board of directors.

If required by the board of directors, the treasurer shall give a bond for the faithful discharge of the treasurer's duties in such sum and with such surety or sureties as the board of directors shall determine.

SECTION 4.8. SECRETARY. The secretary shall: (a) keep the minutes of the shareholders' and of the board of directors' meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these By-Laws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all certificates for shares prior to the issuance thereof and to all documents, the execution of which on behalf of the corporation under its seal is duly authorized in accordance with the provisions of these By-Laws; (d) keep a register of the post office address of each shareholder which shall be furnished to the secretary by such shareholder; (e) sign with the chairman of the board, the president, or a vice president, certificates for shares of the corporation, the issue of which shall have been authorized by resolution of the board of directors; (f) have general charge of the stock transfer books of the corporation; and (g) in general perform all duties incident to the office of secretary or such other duties as from time to time may be assigned to the secretary by the president or by the board of directors.

SECTION 4.9. ASSISTANT TREASURERS AND ASSISTANT SECRETARIES. The assistant treasurers and assistant secretaries, if elected, shall hold office for such period as the board of directors may prescribe. The assistant treasurers shall, respectively, if required by the board of directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the board of directors shall determine. The assistant secretaries may sign with the chairman of the board, the president or a vice president certificates for shares of the corporation, the issue of which shall have been authorized by a resolution of the board of directors. The assistant treasurers and assistant secretaries, in general, shall perform such duties as shall be assigned to them by the treasurer or the secretary, respectively, or by the president or the board of directors.

SECTION 4.10. OTHER OFFICERS, ASSISTANT OFFICERS AND AGENTS. Officers, assistant officers and agents, if any, other than those whose duties are provided for in these By-Laws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the board of directors.

SECTION 4.11. COMPENSATION. Compensation of the officers shall be fixed from time to time by the board of directors and no officer shall be prevented from receiving such compensation by reason of the fact that the officer is also a director of the corporation. If an officer is also a director, then the affirmative vote of a majority of directors then in office shall be required to fix said officer's compensation.

                     ARTICLE V

       CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION 5.1. CONTRACTS. The board of directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

SECTION 5.2. LOANS. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances.

SECTION 5.3. CHECKS, DRAFTS, ETC. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the board of directors.

SECTION 5.4. DEPOSITS. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the board of directors may select.

                   ARTICLE VI

    CERTIFICATES FOR SHARES AND THEIR TRANSFER

SECTION 6.1. CERTIFICATES FOR SHARES. Certificates representing shares of the corporation shall be in such form as may be determined by the Board of Directors. Such certificates shall be signed by the President and shall be sealed with the seal of the corporation. All certificates for shares shall be consecutively numbered.

The name of the persons owning the shares represented thereby with the number of shares and date of issue shall be entered on the books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in the case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the corporation as the Board of Directors may prescribe.

SECTION 6.2. TRANSFER OF SHARES. Transfer of shares of the corporation shall be made only by the registered holder thereof or by the holder's attorney thereunto authorized by power of attorney duly executed and filed with the secretary of the corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation.

                    ARTICLE VII

 INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS

The corporation shall have the power to indemnify to the full extent authorized by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that such person was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in connection with such action, suit or proceeding. Such indemnification shall not be deemed exclusive of any other rights to which a person may be entitled under any by-law, agreement, vote of disinterested directors, or as a matter of law or otherwise. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against and incurred by said person in any such capacity, or arising out of said person's status as such, whether or not the corporation would have the power to indemnify said person against such liability under the provisions of this Article.

                  ARTICLE VIII

                    FISCAL YEAR

  The fiscal year of the corporation shall begin on the first day of October and end on the last day of September of each year.

                    ARTICLE IX

                   DISTRIBUTIONS

  The board of directors may from time to time make distributions to its shareholders in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

                     ARTICLE X

                       SEAL
  The board of directors may provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the corporation and the words, "Corporate Seal, Florida".

                    ARTICLE XI

                    AMENDMENTS

  Unless the power to make, alter, amend or repeal the By-Laws is reserved to the shareholders by the Articles of Incorporation, these By-Laws may be altered, amended or repealed at any meeting of the shareholders or of the board of directors.

Adopted and effective July 1, 1997

EXHIBIT 27 FINANCIAL DATA SCHEDULE

[LEGEND]
OPTICAL SYSTEMS, INC.
EXHIBIT 27-FINANCIAL DATA SCHEDULE
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE BALANCE SHEET AS OF MARCH 31, 1998 AND THE STATEMENT OF LOSS OF OPERATIONS FOR THE FISCAL YEAR ENDED MARCH 31, 1998 AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE
TO SUCH FINANCIAL STATEMENTS.
[LEGEND]

<PERIOD TYPE>
<FISCAL YEAR>                                        9/30/97
<PERIOD END>                                         3/31/98
[CASH]                                               23,307
<PREPAID EXPENSES>                                   79,880
[RECEIVABLES]                                       519,259
<SECURITY DEPOSITS>                                  38,706
[INVENTORY]                                               0
<CURRENT ASSETS>                                    661,152
[PP&E]                                              387,204
[DEPRECIATION]                                      180,157
<TOTAL ASSETS>                                      868,199
<CURRENT LIABILITIES>                               757,723
<LONG TERM-LIABILITIES>                              37,114
[BONDS]                                                   0
[COMMON]                                                437
[PREFERRED-MANDATORY]                                     0
[PREFERRED]                                              81
[OTHER-SE]                                         <124,085>
[TOTAL-LIABILITY-AND-EQUITY]                        278,282
[SALES]                                             901,799
<TOTAL REVENUES>                                    901,845
[CGS]                                               402,171
<TOTAL COSTS>                                       402,171
<OTHER EXPENSES>                                    711,796
<LOSS PROVISIONS>                                   212,168
[INTEREST-EXPENSE]                                   <4,381>
[INCOME-PRETAX]                                    <216,503>
[INCOME-TAX]                                              0
<INCOME-CONTINUING                                        0
[DISCONTINUED]                                            0
[EXTRAORDINARY]                                           0
[CHANGES]                                                 0
[NET-INCOME]                                        216,503
[EPS-PRIMARY]                                             0.05
[EPS-DILUTED]                                             0.05

EXHIBIT 99.1

               ARTICLES OF MERGER
                       OF
              OPTICAL SYSTEMS, INC.
                       AND
         OPTICAL SYSTEMS HOLDINGS, INC.
To the Secretary of State
State of Florida

  Pursuant to the provisions of the Florida Business Corporation Act, the foreign business corporation and the domestic business corporation herein named do hereby submit the following Articles of Merger.

  1. Annexed hereto and made a part hereof is the Agreement and Plan of Merger for merging Optical Systems,Inc., a New Jersey corporation, with and into Optical Systems Holdings, Inc., a Florida corporation.
  2. The merger of Optical Systems, Inc. with and into Optical Systems Holdings Inc. is permitted by the laws of the jurisdiction of organization of Optical Systems, Inc. and is in compliance with said laws. The date of adoption of the Plan of Merger by the shareholders of Optical Systems, Inc. was June 24, 1997.
  3. The shareholders of Optical Systems Holdings, Inc. entitled to vote thereon approved and adopted the aforesaid Plan of Merger by written consent given on June 24, 1997 in accordance with the provisions of
       Section 607.0704 of the Florida Business Corporation Act.
  4. The effective time and date of the merger herein provided for in the State of Florida shall be upon the filing of these Articles of Merger with the Florida Department of State.

Executed on June 30, 1997.
                                           OPTICAL SYSTEMS, INC.
                                           By:     /s/ Warren R. Zimmerman
                                           __________________________
                                           Warren R. Zimmerman
                                           President

                                           OPTICAL SYSTEMS HOLDINGS, INC.
                                           By: /s/ William H. Luckman
                                           _______________________
                                           William H. Luckman
                                           President

                   CERTIFICATE OF MERGER
                            OF
                    OPTICAL SYSTEMS, INC.
                            AND
               OPTICAL SYSTEMS HOLDINGS, INC.
To the Secretary of State
State of New Jersey

Pursuant to the provisions of Section 14A:10-7 of the New Jersey Business Corporation Act, it is hereby certified that:
  1. The names of the merging corporations are Optical Systems, Inc., which is a business corporation organized under the laws of the State of New Jersey, and Optical Systems Holdings, Inc., which is a business corporation organized under the laws of the State of Florida.
  2. Annexed hereto and made a part hereof is the Agreement and Plan of Merger for merging Optical Systems, Inc. with and into Optical Systems Holdings, Inc. as approved by the Board of Directors of each of said corporations.
  3. The number of shares of Optical Systems, Inc. which were entitled to vote at the time of the approval of the Agreement and Plan of Merger by its shareholders is 2,239.85, all of which are of one class.
       All of the shareholders entitled to vote of the aforesaid corporation approved the Agreement and Plan of Merger pursuant to their written consent without a meeting of shareholders; and the number of shares represented by such consent is 2,239.85. The date of said consent and approval was June 24, 1997.
  4. The applicable provisions of the laws of the jurisdiction of organization of Optical Systems Holdings Inc. relating to the merger of Optical Systems, Inc. with and into Optical Systems Holdings, Inc. have been complied with .
  5. Optical Systems Holdings, Inc. hereby agrees that it may be served with process in the State of New Jersey in any proceeding for the enforcement of any obligation of Optical Systems, Inc. or any obligation of Optical Systems Holdings, Inc. for which it is previously amenable to suit in the State of New Jersey and in any proceeding for the enforcement of the rights of a dissenting shareholder of Optical Systems, Inc. against Optical Systems Holdings, Inc.; and Optical Systems Holdings, Inc. hereby irrevocably appoints the Secretary of State of New Jersey as its agent to accept service of process in any such proceeding and designates the following post office address without the State of New Jersey to which said Secretary of State shall mail a copy of the process in such proceeding:

Donald F. Mintmire
256 Sunrise Avenue, Suite 204
Palm Beach, Florida  33480

  Optical Systems Holdings, Inc. hereby agrees that it will promptly pay to the dissenting shareholders of Optical Systems, Inc. the amount, if any, to which they are entitled under the provisions of the New Jersey Business Corporation Act with respect to the rights of dissenting shareholders.

  6. Optical Systems Holdings, Inc. will continue its existence as the surviving corporation under the name "Optical Systems, Inc." pursuant to the provisions of the laws of the jurisdiction of its organization.

  7. The merger herein provided for shall become effective in the State of New Jersey upon the filing of this Certificate of Merger with the New Jersey Secretary of State.

Executed on June 30, 1997.
                                               OPTICAL SYSTEMS, INC.
                                               By: /s/ Warren R. Zimmerman
                                                   _____________________
                                                   Warren R. Zimmerman
                                                   President
                                              OPTICAL SYSTEMS HOLDINGS, INC.
                                              By: /s/ William H. Luckman
                                                  ____________________
                                                  William H. Luckman
                                                  President

EXHIBIT 99.2


         AGREEMENT AND PLAN OF MERGER

  This Agreement and Plan of Merger, dated as of June 24, 1997, by and between OPTICAL SYSTEMS HOLDINGS INC., a Florida corporation with its principal offices located at 265 Sunrise Avenue, Suite 204, Palm Beach, Florida 33480 ("Holdings"), and OPTICAL SYSTEMS, INC., a New Jersey corporation with its principal offices located at Raritan Plaza II, Raritan Center, Fieldcrest Avenue, Edison, New Jersey 08818 ("OSI").

                    RECITALS:

  WHEREAS, the Boards of Directors of Holdings and OSI deem it advisable and in the best interests of their respective stockholders that OSI merge with and into Holdings (the "Merger") upon the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of Florida Statutes, Chapter 607 ("FSA") and the New Jersey Business Corporation Act, Chapter 10 (the "NJBCA"). (Holdings and OSI are hereinafter sometimes referred to as the "Constituent Corporations").

  WHEREAS, the Boards of Directors of both Constituent Corporations have approved the Merger upon the terms and conditions set forth herein, and have recommended to their respective stockholders that the Merger be approved.

  NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                    ARTICLE I

                   DEFINITIONS

  Section 1.01. Certain Definitions. (a) For all purposes in this Agreement, the following terms shall have the respective meanings set forth in this Section 1.01 (such definitions and the other defined terms used in this Agreement to be equally applicable to both the singular and plural forms of the terms used herein defined):

         (i)  "contracts and/or other agreements" means written   contracts,
agreements, instruments, indentures, notes, bonds, leases,   mortgages, deeds
of trust, franchises, licenses, permits, commitments   or binding
arrangements or understandings.

         (ii) "knowledge" means the actual knowledge after having   made a
reasonable and good faith inquiry.

         (iii) "Liabilities" means, with respect to a Person, any direct or indirect indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility of such Person, liquidated or unliquidated,
accrued, absolute, contingent or otherwise, including, without   limitation,
liabilities on account of taxes, other governmental,   regulatory or
administrative charges or lawsuits brought, whether or   not of a kind
required by generally accepted accounting principles to   be set forth or
reserved against on a financial statement.

         (iv) "Lien" means and includes any lien, security interest, pledge,
charge, option, right of first refusal, claim, mortgage, lease,   easement or
any other encumbrance whatsoever.

         (v) "Person" means any individual, corporation, general or limited partnership, firm, joint venture, association, enterprise, joint stock company, trust, unincorporated organization or other entity.

         (vi) "Property" means any real, personal or mixed property.

         (vii) "Subsidiary" means any Person as to which a Person, directly or indirectly, owns or has the power to vote, or to exercise a
controlling influence with respect to, fifty percent (50%) or more of   the
securities of any class of such Person, the holders of which class are entitled to vote for the election of directors (or Persons performing similar functions) of such Person.

         (viii)    "Transaction Expenses" means all of the fees and out-of-
pocket expenses incurred by OSI on its own behalf in connection   with
preparing for, entering into, and carrying out this Agreement and   the
transactions contemplated hereby including, without limitation,   legal and
accounting fees and disbursements and brokers  and finders    fees.

       (b) The following terms shall have the meaning specified in the indicated section of this Agreement:

    "Closing"                                         Section 2.09
    "Closing Date"                                    Section 2.09
    "Constituent Corporations"                        Recitals
    "Effective Time"                                  Section 2.02
    "504 Offering"                                    Section 4.09
    "Holdings"                                        Preamble
    "Holdings Common Stock"                           Section 4.03
    "Merger"                                          Recitals
    "OSI"                                             Preamble
    "OSI Common Stock"                                Section 3.03
    "SEC"                                             Section 2.06(a)
    "Surviving Corporation"                           Section 2.01

               ARTICLE II

               THE MERGER; CLOSING

  Section 2.01.  The Merger.  At the Effective Time (as defined in Section
2.02 hereof), OSI shall be merged with and into Holdings in accordance with the FSA and the NJBCA, whereupon the separate existence of OSI shall cease, and Holdings shall be the surviving corporation (the "Surviving Corporation").

  Section 2.02. Effective Time of the Merger. The Merger shall become effective at such time as the Certificate of Merger with respect thereto is duly filed with the Secretary of State of the State of Florida and the Secretary of State of the State of New Jersey or at such later time as Holdings and OSI shall agree should be specified in such Certificate of Merger (the "Effective Time").

  Section 2.03. Surviving Corporation. From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers, purposes, immunities and franchises and be subject to all of the restrictions, disabilities and duties of the Constituent Corporations, all as provided under FSA.

  Section 2.04. Certificate of Incorporation. As a result of the Merger, the Certificate of Incorporation of the Surviving Corporation shall be in the form attached hereto as Exhibit A, until thereafter amended as provided therein and under the FSA.

  Section 2.05. By-Laws; Directors and Officers. The By-Laws of the Surviving Corporation shall be in the form attached hereto as Exhibit B, until thereafter amended as provided therein and under the FSA. The initial directors and officers of the Surviving Corporation shall be as set forth on
Schedule 2.05 hereto, in each case until their successors are elected and qualified.

  Section 2.06. Status and Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any of the Constituent Corporations or the stockholders of any of the Constituent
Corporations:
       (a) each share of OSI Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become 1562.61 shares of validly issued, fully paid and nonassessable (and restricted as to transferability pursuant to Rule 144 promulgated by the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended) common stock, par value $0.0001 per share, of the Surviving
Corporation; and

       (b) except for 200,000 shares of Common Stock of Holdings standing in the name of William Luckman which shall be surrendered to Holdings treasury and become part of Holdings authorized but unissued shares, each remaining share of Common Stock of Holdings issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding as one share of common stock of the Surviving Corporation; and

       (c) each option to acquire one share of OSI Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become an option to acquire 1562.61 shares of common stock, par value $0.0001 per share, of the Surviving Corporation, otherwise and in accordance with the terms and subject to the conditions applicable to the option to acquire shares of OSI Common Stock, modified as necessary and appropriate taking into account the occurrence of the Merger; and

       (d) each warrant entitling the holder thereof to acquire shares of Common Stock of Holdings shall entitle the holder hereof to acquire an equal number of shares of common stock of the Surviving Corporation upon the same terms and conditions set forth in the applicable stock purchase warrant.

  Section 2.07. Additional Rights; Payments; Taking of Necessary and Further Action.
       (a) Each of OSI and Holdings shall, as promptly as practicable, cause a special meeting of its stockholders to be duly called for the purpose of voting on the approval and adoption of this Agreement and the Merger. The Boards of Directors of Holdings and OSI shall recommend approval and adoption of this Agreement and the Merger by their respective stockholders.

       (b) Holdings and OSI shall each use its best efforts to take all such action as may be necessary or appropriate in order to effectuate the Merger under the FSA and the NJBCA, as promptly as possible, including without limitation, the adoption and filing under the FSA and the NJBCA, as applicable, of a Certificate of Merger consistent with the terms of this Agreement. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, Property, rights, privileges, powers, and franchises of either of the Constituent Corporations, the officers of each of the Constituent Corporations are fully authorized in its name or otherwise to take, and shall take, all such lawful and necessary action.

  Section 2.08. Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. not later than the first Business Day following the date on which all conditions set forth in Articles VI, VII and VIII are satisfied or waived, as applicable (the "Closing Date"), at the offices of OSI s counsel, Ungaretti & Harris, 3500 Three First National Plaza, Chicago, Illinois 60602 unless another time, date or place is agreed to in writing by the parties hereto.

                   ARTICLE III

      REPRESENTATIONS AND WARRANTIES OF OSI

  OSI represents and warrants to Holdings as follows:

  Section 3.01. Organization and Qualification. OSI is a corporation duly incorporated, validly existing and in good standing under the laws of New Jersey, and has the requisite corporate power and lawful authority to own, lease and operate its assets, Property and business and to carry on its business as it is now being conducted. OSI is not qualified as a foreign corporation to transact business in any other jurisdiction, nor is it required to be so qualified.

  Section 3.02.  Subsidiaries.  OSI has no Subsidiaries.

  Section 3.03. Capitalization. The authorized capital stock of OSI consists of 2,500 shares of common stock, without par value ("OSI Common Stock"). As of the date hereof, the shares of OSI Common Stock reflected on
Schedule 3.03 are the only such shares issued and all such shares are validly issued and outstanding, fully paid and nonassessable and owned of record and, to OSI s knowledge, beneficially, as indicated on Schedule 3.03 hereto. Except as set forth on Schedule 3.03, there are no other shares of capital stock of OSI outstanding and no outstanding options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), stock appreciation rights, calls or commitments of any character whatsoever requiring the issuance or sale of shares of any capital stock of OSI, and there are no contracts or other agreements to issue additional shares of capital stock of OSI or any options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), stock appreciation rights, calls or commitments of any character whatsoever relating to such shares.

  Section 3.04 Certificate of Incorporation and By-Laws; Minute Books. Copies of the Certificate of Incorporation and By-Laws of OSI, and all amendments to each, have been delivered to Holdings and such copies are true, complete and accurate. The minute book of OSI has been made available to Holdings and contains true, complete and accurate records of all meetings and consents in lieu of meetings of the Board of Directors. The stock record books of OSI have been made available to Holdings and are true, complete and accurate.

  Section 3.05. Authority Relative to this Agreement. OSI has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by OSI and the consummation by OSI of the transactions contemplated hereby have been duly authorized by the Board of Directors of OSI and, except for the approval of its stockholders as set forth in Section 6.01 hereof, no other corporate proceedings on the part of OSI are necessary to authorize this Agreement, the Merger and the transactions contemplated hereby. This Agreement has been duly executed and delivered by OSI and constitutes a valid and binding obligation of OSI enforceable against it in accordance with its terms.

  Section 3.06 Absence of Conflicts. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with the provisions hereof do not and will not give rise to: (a) a violation of or conflict with or breach any provision of, or constitute a default under, or the termination of, or acceleration of the performance required by, or result in the creation of any Lien upon any of the assets, Properties or business of OSI under any of the terms, conditions or provisions of (i) the charter documents or By-Laws of OSI or (ii) except as set forth in Schedule 3.06 hereto, any contract or other agreement disclosed or required to be disclosed on a Schedule hereto to which OSI or any of OSI assets, Properties or business may be subject; or (b) except as set forth in
Schedule 3.06 hereto, a violation of any judgment, ruling, order, writ, injunction, award, decree, statute, law, ordinance, code, rule or regulation of any governmental entity which is applicable to, and which violation would have an adverse effect on OSI or any its assets, Properties or business.

  Section 3.07 Full Disclosure. No representation or warranty of OSI contained in this Agreement or in any Schedule or Exhibit furnished hereunder or in connection with the transactions contemplated hereby, contains any untrue statement of a material fact or omits to state any fact necessary to make the statements contained in it not misleading, in light of the circumstances under which they are made.

                   ARTICLE IV

   REPRESENTATIONS AND WARRANTIES OF HOLDINGS

  Holdings represents and warrants to OSI as follows:

  Section 4.01. Organization and Qualification. Holdings is a corporation duly incorporated, validly existing and in good standing under the laws of Florida, and has the requisite corporate power and lawful authority to own, lease and operate its assets, Property and business and to carry on its business as it is now being conducted. Holdings is not qualified as a foreign corporation to transact business in any other jurisdiction, nor is it required to be so qualified.

  Section 4.02.  Subsidiaries.  Holdings has no Subsidiaries.

  Section 4.03. Capitalization. The authorized capital stock of Holdings consists of 50,000,000 shares of common stock, par value $0.0001 per share ("Holdings Common Stock") and 10,000,000 shares of preferred stock, par value $0.0001 per share. As of the date hereof, the shares of Holdings Common Stock reflected on Schedule 4.03 are the only such shares issued and all such shares are validly issued and outstanding, fully paid and nonassessable and owned of record and, to Holdings knowledge, beneficially, as indicated on Schedule 4.03 hereto. Except as set forth on
Schedule 4.03, there are no other shares of capital stock of Holdings outstanding and no outstanding options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), stock appreciation rights, calls or commitments of any character whatsoever requiring the issuance or sale of shares of any capital stock of Holdings, and there are no contracts or other agreements to issue additional shares of capital stock of Holdings or any options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), stock appreciation rights, calls or commitments of any character whatsoever relating to such shares.

  Section 4.04 Certificate of Incorporation and By-Laws; Minute Books. Copies of the Certificate of Incorporation and By-Laws of Holdings, and all amendments to each, have been delivered to Holdings and such copies are true, complete and accurate. The minute book of Holdings has been made available to OSI and contains true, complete and accurate records of all meetings and consents in lieu of meetings of the Board of Directors. The stock record books of Holdings have been made available to OSI and are true, complete and accurate.

  Section 4.05. Authority Relative to this Agreement. Holdings has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Holdings and the consummation by Holdings of the transactions contemplated hereby have been duly authorized by the Board of Directors of Holdings and, except for the approval of its stockholders as set forth in
Section 6.01 hereof, no other corporate proceedings on the part of Holdings are necessary to authorize this Agreement, the Merger and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Holdings and constitutes a valid and binding obligation of Holdings enforceable against it in accordance with its terms.

  Section 4.06 Absence of Conflicts. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with the provisions hereof do no and will not give rise to: (a) a violation of or conflict with or breach any provision of, or constitute a default under, or the termination of, or acceleration of the performance required by, or result in the creation of any Lien upon any of the assets, Properties or business of Holdings under any of the terms, conditions or provisions of (i) the charter documents or By-Laws of Holdings or (ii) except as set forth in Schedule 4.06 hereto, any contract or other agreement disclosed or required to be disclosed on a Schedule hereto to which Holdings or any of Holdings assets, Properties or business may be subject; or (b) except as set forth in Schedule 4.06 hereto, a violation of any judgment, ruling, order, writ, injunction, award, decree, statute, law, ordinance, code, rule or regulation of any Regulatory Entity which is applicable to, and which violation would have an adverse effect on Holdings or any its assets, Properties or business.

  Section 4.08 No Operations. Holdings is a newly-organized corporation, has not entered into any contracts or other agreements and has no Liabilities.

  Section 4.09 504 Offering. Holdings has issued shares of its common stock and warrants to purchase shares of its common stock pursuant to a private placement of securities in accordance with the provisions of Rule 504 of Regulation D promulgated by the Securities and Exchange Commission (the "504 Offering"). Holdings has complied in all material respects with all applicable Federal and state securities laws in connection with the offering and sale of its securities.

  Section 4.10 Full Disclosure. No representation or warranty of Holdings contained in this Agreement or in any Schedule or Exhibit furnished hereunder or in connection with the transactions contemplated hereby, contains any untrue statement of a material fact or omits to state any fact necessary to make the statements contained in it not misleading, in light of the circumstances under which they are made.

                    ARTICLE V

            COVENANTS AND AGREEMENTS

  Section 5.01 Affirmative Covenants of OSI. OSI hereby covenants and agrees that, without the prior consent of Holdings, from the date hereof through the Closing Date, OSI shall (a) conduct its business in the ordinary course in a manner consistent with past practice; (b) provide Holdings and its representatives during normal business hours and with reasonable advance notice to OSI access to all records of OSI that they reasonably may request and provide reasonable access to the Properties of OSI; and (c) not solicit, consider, or negotiate any offers to acquire the shares or assets of OSI or to provide any information or to make available any management personnel to third parties for such purposes.

  Section 5.02 Affirmative Covenants of Holdings. Holdings hereby covenants and agrees that, without the prior consent of OSI, from the date hereof through the Closing Date, Holdings shall (a) conduct its business in the ordinary course in a manner consistent with past practice; (b) provide OSI and its representatives during normal business hours and with reasonable advance notice to Holdings access to all records of Holdings that they reasonably may request and provide reasonable access to the Properties of Holdings; and (c) not issue or sell, agree to issue or sell or authorize the issuance or sale of any shares of its capital stock or other securities exchangeable for or convertible into shares of its capital stock or grant any warrants, options, rights, calls or other commitments of any nature to acquire any shares of its capital stock (including, without limitation, issuances under any compensation plan) or split, combine or reclassify its capital stock.

  Section 5.03 Continued Effectiveness of Representations and Warranties; Satisfaction of Conditions. OSI shall use its best efforts to conduct its business in such a manner so that the representations and warranties contained in ARTICLE III hereof shall continue to be true, complete and accurate on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date and in a manner so as to satisfy the condition set forth in Section 7.01 hereof. Holdings shall use its best efforts to conduct its business in such a manner so that the representations and warranties contained in ARTICLE IV hereof continue to be true, complete and accurate on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date and in a manner so as to satisfy the condition set forth in Section 8.01 hereof.

                   ARTICLE VI

     CONDITIONS PRECEDENT TO THE OBLIGATION

       OF EACH PARTY TO EFFECT THE MERGER

  The obligation of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Effective Time of each of the following conditions:

  Section 6.01 Stockholder Approval. This Agreement and the Merger shall have been unanimously approved and adopted by all of the stockholders of OSI and Holdings, notwithstanding that the FSA and the NJBCA may require a lesser vote.

  Section 6.02 No Injunctions or Restraints; Illegality. No preliminary or permanent injunction or other, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission nor any statute, rule, regulation or executive order promulgated or enacted by a governmental authority shall be in effect on the Closing Date which would prevent the consummation of the Merger.

                   ARTICLE VII

     CONDITIONS PRECEDENT TO THE OBLIGATION

        OF HOLDINGS TO EFFECT THE MERGER

  The obligation of Holdings to effect the Merger is subject, at its option, to the fulfillment on or prior to the Effective Time of the following conditions, any one or more of which may be waived by it in its discretion:

  Section 7.01. Representations and Warranties; Covenants. The representations and warranties of OSI contained in this Agreement shall be true, complete and accurate in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date. OSI shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date. OSI shall have delivered to Holdings a certificate, dated the Closing Date and signed by the President of OSI, to the foregoing effect and stating that all conditions to Holdings obligations hereunder have been satisfied.

  Section 7.02. Good Standing Certificate. OSI shall have delivered to Holdings (a) a copy of OSI s Certificate of Incorporation, including all amendments thereto, certified by the Secretary of State of New Jersey; (b) a certificate from the Secretary of State of New Jersey to the effect that OSI is in good standing and subsisting in such jurisdiction; and (c) a copy of OSI s By-Laws certified by the Secretary of OSI.

  Section 7.03. Consents. All consents from third parties necessary for the consummation of the transactions contemplated hereby shall have been obtained and delivered.

  Section 7.04. Opinion of Counsel to OSI. Holdings shall have received an opinion of OSI s counsel in form and substance reasonably satisfactory to Holdings and its counsel.

  Section 7.05. Secretary s Certificate. Holdings shall have received a certificate executed by the Secretary of OSI, certifying to (a) the incumbency of the officers of OSI and (b) the authorization by the directors of OSI and the adoption and approval by the stockholders of OSI of this Agreement and the Merger.

  Section 7.06. Articles of Merger. OSI shall have executed and delivered a copy of the Articles of Merger substantially in the form attached hereto as Exhibit C.

                  ARTICLE VIII

     CONDITIONS PRECEDENT TO THE OBLIGATION
           OF OSI TO EFFECT THE MERGER

  The obligation of OSI to effect the Merger is subject, at the option of OSI, to the fulfillment on or prior to the Effective Time of the following conditions, any one or more of which may be waived by OSI in its sole discretion:

  Section 8.01.  Representations and Warranties; Covenants.
The representations and warranties of Holdings contained in this Agreement shall be true, complete and accurate in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date. Holdings shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date. Holdings shall have delivered to OSI a certificate, dated the Closing Date and signed by the President of Holdings, to the foregoing effect and stating that all conditions to Holdings obligations hereunder have been satisfied.

  Section 8.02. Good Standing Certificate. Holdings shall have delivered to OSI (a) a copy of Holdings Certificate of Incorporation, including all amendments thereto, certified by the Secretary of State of Florida; (b) a certificate from the Secretary of State of Florida to the effect that Holdings is in good standing and subsisting in such jurisdiction; and (c) a copy of Holdings By-Laws certified by the Secretary of Holdings.

  Section 8.03. Consents. All consents from third parties necessary for the consummation of the transactions contemplated hereby shall have been obtained and delivered.

  Section 8.04. Opinion of Counsel to Holdings. OSI shall have received an opinion of Holdings counsel in form and substance reasonably satisfactory to OSI and its counsel.

  Section 8.05. Secretary s Certificate. OSI shall have received a certificate executed by the Secretary of Holdings, certifying to (a) the incumbency of the officers of Holdings and (b) the authorization by the directors of Holdings and the adoption and approval by the stockholders of Holdings of this Agreement and the Merger.

  Section 8.06. Articles of Merger. Holdings shall have executed and delivered a copy of the Articles of Merger substantially in the form attached hereto as Exhibit C.

                   ARTICLE IX

            TERMINATION OF AGREEMENT

  Section 9.01. Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:
       (a) at the election of OSI or Holdings if the Closing shall not have occurred on or before July 15, 1997;
       (b) at the election of OSI, if Holdings has breached or failed to perform or comply with in any material respect any representation, warranty, covenant or agreement contained in this Agreement; provided, however, that if such breach or failure is curable, notice of such breach of failure shall have been given to Holdings and Holdings shall not have cured such failure within ten days;
       (c) at the election of Holdings, if OSI has breached or failed to perform or comply in any material respect with any representation, warranty, covenant or agreement contained in this Agreement; provided, however, that if such breach or failure is curable, notice of such breach or failure shall have been given to OSI and OSI shall not have cured such failure within ten days;
       (d) at any time on or prior to the Closing Date by OSI or Holdings in the event that a condition to the terminating party s obligations to close the transactions contemplated by this Agreement shall become incapable of satisfaction; and
       (e) at any time on or prior to the Closing Date, by written mutual consent of the Boards of Directors of OSI and Holdings.

  Section 9.02. Effect of Termination. In the event that this Agreement is terminated pursuant to Section 9.01 hereof, it shall become null and void and have no further force or effect. Any termination by any party hereto shall be made by written notice to the other parties hereto.

                    ARTICLE X

                  MISCELLANEOUS

  Section 10.01. Expenses. If this Agreement shall be terminated, each party shall be responsible for its own expenses. If the Merger is consummated, OSIs Transaction Expenses shall be paid from the proceeds of the 504 Offering.

  Section 10.02. Notices. Any notice or other communication required or which may be given hereunder shall be in writing and shall be delivered personally, telecopied, or sent by certified, registered or express mail, postage prepaid, or by nationally recognized courier or delivery service, to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice, and shall be deemed given when so delivered personally, telecopied or by courier or delivery service, or if mailed, five days after the date of mailing, as follows:
              If to OSI:          Optical Systems, Inc.
                                  Raritan Plaza II
                                  Raritan Center, Fieldcrest Avenue
                                  Edison, New Jersey  08818
                                  Attention:  Warren Zimmerman, President

              With a copy to:     Ungaretti & Harris
                                  3500 Three First National Plaza
                                  Chicago, Illinois  60602
                                  Attention:  Michael J. Philippi, Esq.

              If to Holdings:     Orly Capital
                                  660 Madison Avenue, 14th Floor
                                  New York, New York  10021
                                  Attention:  Sharone Perlstein

              With a copy to:     Mintmire & Associates
                                  265 Sunrise Avenue, Suite 204
                                  Palm Beach, Florida  33480
                                  Attention:  Donald F. Mintmire, Esq.

  Section 10.03. Entire Agreement. This Agreement, the Exhibits and the Schedules contain all of the terms and conditions agreed upon by the parties with reference to the subject matter and supersede any and all previous agreements, representations, and communications between the parties, whether written or oral. This Agreement may not be modified or changed except by written instrument signed by all of the parties, or their respective successors or assigns.

  Section 10.04. Assignment. This Agreement may not be assigned by either party hereto without the express written consent of the other party. This Agreement shall inure to the benefit of and be binding on the parties and their respective successors and permitted assigns.

  Section 10.05. Captions. All captions and headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

  Section 10.06. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

  Section 10.07. Severability. If any term, provision, covenant or restriction of this Agreement, or any part thereof, is held by a court of competent jurisdiction to be invalid, void, unenforceable or against public policy for any reason, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

  Section 10.08 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with and subject to the laws of the State of New Jersey.

  IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.
                           OPTICAL SYSTEMS HOLDINGS, INC.,
                           a Florida corporation
Attest:
By:                             By:
     (Assistant) Secretary           Its:
                           OPTICAL SYSTEMS, INC., a New Jersey corporation
Attest:
By:                             By:
     (Assistant) Secretary           Its             SCHEDULE 2.05

Officers and Directors of the Surviving Corporation
Initial Directors:
    Warren Zimmerman
    William Luckman
    Richard E. Hoynes

Initial Officers:
Warren Zimmerman
President, Secretary and Treasurer           SCHEDULE 3.03
OSI Stockholders

1.     Issued and outstanding shares of OSI common Stock:

  SHAREHOLDER                        NUMBER OF SHARES OWNED
  Warren R. Zimmerman                     1,798.35
  James W. Dwyer                             62.5
  Christine E. Jacobs                        87.5
  Fred R. Shandor                            35
  Mary Shandor                               20
  Raymond Sery                              236.5
                       Total:             2,239.85

2.     Options:
         A.   Pursuant to an Investment Agreement by and between   OSI and
Raymond Sery dated September 14, 1994, as subsequently   amended OSI granted
Raymond Sery an option to acquire a total of   236.5 shares of OSI Common
Stock.

         B.   In connection with additional financing provided to   OSI by
Raymond Sery, OSI granted to Raymond Sery an additional   option to acquire
an additional 23.65 shares of OSI Common Stock.

                  SCHEDULE 3.06

             OSI Necessary Consents
                       None                  SCHEDULE 4.03
              Holdings Stockholders
               STOCKHOLDERS,COMMON STOCK,PAYMENT

1. STEVEN KATZ
   1625 S. KIRKMAN RD., #9103
   ORLANDO, FL 32811
   ,175,000                  SHARES**,$8,750
  ** Includes 175,000 Warrants exercisable on or before December 31, 1997 @ $.80 per share and 140,000 Warrants exercisable on or before June 14, 1998 @ $.80 per share.

2. DAVE ZIEGELMAN
   6728 EDGEWATER COMMERCE PKWY
   ORLANDO, FL 32810-4278
   ,75,000 SHARES**,$3,750
  ** Includes 75,000 Warrants exercisable on or before December 31, 1997 @ $.80 per share and 60,000 Warrants exercisable on or before June 14, 1998 @ $.80 per share.

3.   NICOLE LEVINE
     4840 CYPRESS WOODS DR., #347
     ORLANDO, FL 32811
    ,75,000 SHARES**,$3,750
  **     Includes 75,000 Warrants exercisable on or before December 31,
         1997 @ $.80 per share and 60,000 Warrants exercisable on or before June 14, 1998 @ $.80 per share.
4.   IVAN KAHANA
     1625 S. KIRKMAN, #9202
     ORLANDO, FL 32811
     ,175,000 SHARES**,$8,750
  ** Includes 175,000 Warrants exercisable on or before December 31, 1997 @ $.80 per share and 140,000 Warrants exercisable on or before June 14, 1998 @ $.80 per share.

5.   WILLIAM H. LUCKMAN
     131 EAST 23RD STREET
     #11C
     NEW YORK, NY 10021
    ,300,000 SHARES,

             SCHEDULE 4.06
           Holdings Necessary Consents
                       None                    EXHIBIT A

Certificate of Incorporation of Surviving Corporation

                [attached hereto]

 AMENDED AND RESTATED ARTICLES OF INCORPORATION

                       OF

              OPTICAL SYSTEMS, INC.
 (also known as Optical Systems Holdings, Inc.)

Pursuant to the provisions of Section 607.1007, Florida Statutes, this Corporation adopts the following restated articles:
                Article I.  Name
The name of this Florida corporation is:
    Optical Systems, Inc.

              Article II.  Address

The mailing address of the Corporation is:
              Optical Systems, Inc.
              265 Sunrise Avenue, Suite 204
              Palm Beach, FL  33480

         Article III.  Registered Agent
The name and address of the registered agent of the Corporation is:
              Donald F. Mintmire
              265 Sunrise Avenue, Suite 204
              Palm Beach, FL  33480

         Article IV. Board of Directors
The name of each member of the Corporation s Board of Directors is:
             Warren Zimmerman
             William H. Luckman
             Richard E. Hoynes

The affairs of the Corporation shall be managed by a Board of Directors consisting of no less than one director.

The number of directors may be increased or decreased from time to time in accordance with the Bylaws of the Corporation. The election of directors shall be done in accordance with the Bylaws. The directors shall be protected from personal liability to the fullest extent permitted by applicable law.

            Article V.  Capital Stock

The Corporation shall have the authority to issue 50,000,000 shares of common stock, par value $.0001 per share. The Corporation shall have the authority to issue 10,000,000 shares of preferred stock, par value $.0001 per share, which may be divided into series and with the preferences, limitations and relative rights determined by the Board of Directors.

            Article VI.  Incorporator

The name and address of the incorporator is:
           Donald F. Mintmire
           Mintmire & Associates
           265 Sunrise Avenue, Suite 204
           Palm Beach, FL  33480

        Article VII.  Corporate Existence

The corporate existence of the Corporation shall begin effective on May 27, 1997.

Certificate pursuant to 607.1007, Florida Statutes

  a) These Amended and Restated Articles of Incorporation contain an amendment to the Articles requiring shareholder approval.
  b) Theses Amended and Restated Articles of Incorporation require shareholder approval.
  c)   The amendments hereto were adopted on June 24, 1997.
  d) The amendments were approved by the shareholders. The number of votes cast for the amendments were sufficient for approval.

Signed this   day of July, 1997.
                                                OPTICAL SYSTEMS, INC.


                                                By: /s/ Warren R. Zimmerman
                                                   _______________________
                                                   Warren Zimmerman,
                                                   President



  The foregoing instrument was acknowledged before me this day of July, 1997 by Warren Zimmerman, as President of and on behalf of Optical Systems, Inc., who is personally known to me and who (did/did not) take an oath.

                          Notary Public                    EXHIBIT B

    Form of By-Laws of Surviving Corporation
                     BY-LAWS
                        OF
               OPTICAL SYSTEMS, INC.
                    ARTICLE I
                     OFFICES

  The principal office of the Corporation in the State of Florida shall be located in the City of Palm Beach. The Corporation may have such other offices , either within or without the State Florida, as the business of the Corporation may require from time to time.

 The Registered Office of the Corporation may be, but need not be, identical with its principal office in the State of Florida and the address of the Registered Office may be changed from time to time by the Board of Directors.

                    ARTICLE II

                   SHAREHOLDERS

  SECTION 2.1. ANNUAL MEETING. The annual meeting of the shareholders shall be held on the second Thursday in September of each year, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held at any annual meeting, or at an adjournment thereof, the board of directors shall cause the election to be held at a special meeting of the shareholders held as soon thereafter as may be convenient.

  SECTION 2.2. SPECIAL MEETINGS. Special meetings of the shareholders may be called by the chairman of the board, if elected, by the president, by the board of directors or by the holders of not less than 10% of all the outstanding shares of the corporation entitled to vote on the matter for which the meeting is called.

  SECTION 2.3. PLACE OF MEETING. Meetings of shareholders may be held at such place, either within or without the State of Florida, as may be designated in the notice or waiver of notice of the meeting. If no designation is made, the place of the meeting shall be the principal office of the corporation in the State of Florida.

  SECTION 2.4. NOTICE AND WAIVER OF NOTICE. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 60 days before the date of the meeting, or in the case of a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets, not less than 20 nor more than 60 days before the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail in a sealed envelope addressed to the shareholder at the shareholder's address as it appears on the records of the corporation, with postage thereon prepaid.

  Whenever any notice whatever is required to be given, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance at any meeting shall constitute waiver of notice thereof unless the person at the meeting, prior to the close of the meeting, objects to the holding of the meeting because proper notice was not given.

  SECTION 2.5. CLOSING THE TRANSFER BOOKS AND FIXING A RECORD DATE. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors of the corporation may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than 70 days and, for a meeting of shareholders, not less than 10 days, or in the case of a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets, not less than 20 days, immediately preceding such meeting. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the close of business on the day next preceding the day on which notice is given, or if no notice is given, the day next preceding the day on which the meeting is held or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof.

  SECTION 2.6. VOTING LISTS. The officer or agent having charge of the transfer book for shares of the corporation shall make available, at least 10 days before such meeting a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of 10 days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder, and to copying at the shareholder's expense, at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in the State of Florida, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of shareholders.

  SECTION 2.7. VOTING OF SHARES. Unless otherwise provided in the Articles of Incorporation, each outstanding share, regardless of class, shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

  SECTION 2.8. QUORUM AND REQUIRED VOTE. Unless otherwise provided in the Articles of Incorporation, a majority of the outstanding shares entitled to vote on a matter, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders; provided, that if less than a quorum is present, a majority of the shares represented at the meeting may adjourn the meeting from time to time without further notice.

  If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by law or the Articles of Incorporation.

  SECTION 2.9. PROXIES. A shareholder may appoint a proxy to vote or otherwise act for such shareholder by signing an appointment form and delivering it to the person so appointed. Unless the appointment of a proxy contains an express limitation on the proxy's authority, a corporation may accept the proxy's vote or other action as that of the shareholder making the appointment.

  No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy. Every proxy continues in full force and effect until revoked by the person executing it prior to the vote pursuant thereto, except as otherwise provided in this Section. Such revocation may be effected by writing delivered to the corporation stating that the proxy is revoked or by a subsequent proxy executed by, or by attendance at the meeting and voting in person by, the person executing the proxy. The dates contained on the forms of proxy presumptively determine the order of execution, regardless of the postmark dates on the envelopes in which they are mailed.

  An appointment of a proxy is revocable by the shareholder unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest in the shares or in the corporation generally.

A proxy becomes revocable when the interest in the proxy terminates. The death or incapacity of the shareholder appointing a proxy does not revoke the proxy's authority unless notice of the death or incapacity is received by the officer or agent who maintains the corporation's share transfer book before the proxy exercises authority under the appointment.

  SECTION 2.10. INFORMAL ACTION BY SHAREHOLDERS. Unless otherwise provided in the Articles of Incorporation, any action required to be taken at any annual or special meeting of the shareholders of the corporation, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting,, without prior notice, and without a vote, if a consent in writing, setting forth the action so taken, shall be signed (i) by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voting or (ii) by all of the shareholders entitled to vote with respect to the subject matter thereof. If such consent is signed by less than all of the shareholders entitled to vote on the action which is the subject of the consent, then such consent shall become effective only if at least 5 days prior to the execution of the consent a notice in writing is delivered to all the shareholders entitled to vote with respect to the subject matter thereof and, after the effective date of consent, prompt notice of the taking of the corporation action without a meeting by less than unanimous written consent shall be delivered in writing to those shareholders who have not consented in writing.

  SECTION 2.11. VOTING OF SHARES BY CERTAIN HOLDERS. Shares registered in the name of a deceased person, a minor ward or an incompetent person, may be voted by such person's administrator, executor, court appointed guardian or conservator either in person or by proxy without a transfer of such shares into the name of such administrator, executor, court appointed guardian or conservator. Shares standing in the name of a trustee may be voted by the trustee either in person or by proxy.

  Shares registered in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into the receiver's name if authority to do so is contained in an appropriate order of the court by which such receiver was appointed.

  A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

  SECTION 2.12. CORPORATE RECORDS; EXAMINATION BY SHAREHOLDERS. The corporation shall keep correct and complete books and records of account and minutes of the proceedings of its shareholders and board of directors and committees thereof. The corporation shall also keep at its registered office or principal place of business in Florida or at the office of a transfer agent or registrar in Florida, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of shares held by each.

  Any person who is a shareholder of record shall have the right to examine, in person or by agent, at any reasonable time or times, the corporation's books and records of account, minutes, voting trust agreements filed with the corporation and record of shareholders, and to make extracts therefrom but only for a proper purpose.

In order to exercise this right, a shareholder must make written demand upon the corporation, stating with particularity the records sought to be examined and the purpose therefor.

  Upon the written request of any shareholder, the corporation shall mail to such shareholder within 14 days after receipt of such request a balance sheet as of the close of its latest fiscal year and a profit and loss statement for such fiscal year; provided that if such request is received by the corporation before such financial statements are available, the corporation shall mail such financial statements within fourteen days after they become available, but in any event within 120 days after the close of its latest fiscal year.

                   ARTICLE III

                     DIRECTORS

  SECTION 3.1. GENERAL POWERS. The business and affairs of the corporation shall be managed by or under the direction of its board of directors.

  SECTION 3.2 NUMBER, TENURE AND QUALIFICATIONS. The number of directors of the corporation shall be three (3). The number of directors may be increased or decreased from time to time by amendment to these By-Laws. A decrease in the number of directors does not shorten an incumbent director's term.

  Each director shall hold office until the next annual meeting of share-holders and until the director's successor shall have been duly elected and qualified.

  Unless the Articles of Incorporation or these By-Laws otherwise provide, directors need not be residents of Florida or shareholders of the corporation.

  SECTION 3.3. REGULAR MEETINGS. A regular annual meeting of the board of directors shall be held without other notice than this By-Laws, immediately after and at the same place as the annual meeting of shareholders. The board of directors may provide, by resolution, the time and place, either within or without the State of Florida, for the holding of additional regular meetings without other notice than such resolution.

  SECTION 3.4. SPECIAL MEETINGS. Special meetings of the board of directors may be called by or at the request of the chairman of the board, if elected, the president or any director. The person or persons authorized to call special meetings of the board of directors may fix any place, either within or without the State of Florida, as the place for holding any special meeting of the board of directors called by them.

  SECTION 3.5. INFORMAL ACTION BY DIRECTORS. Unless specifically prohibited by the Articles of Incorporation, any action required to be taken at a meeting of the board of directors of the corporation, or any other action which may be taken at a meeting of the board of directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors entitled to vote with respect to the subject matter thereof, or by all the members of such committee, as the case may be.

  The consent shall be evidenced by one or more written approvals, each of which sets forth the action taken and bears the signature of one or more directors. All the approvals evidencing the consent shall be delivered to the secretary to be filed in the corporate records. The action taken shall be effective when all the directors have approved the consent unless the consent specifies a different effective date.

  SECTION 3.6. NOTICE AND WAIVER OF NOTICE. Notice of any special meeting shall be given at least 2 full days prior thereto by written notice delivered personally or mailed to each director at the director's business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail in a sealed envelope so addressed, with postage thereon prepaid. If notice is given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company.

  Any director may waive notice of any meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting except where a director attends the meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

  SECTION 3.7. QUORUM. A majority of the board of directors fixed by these By-Laws shall constitute a quorum for the transaction of business at any meeting of the board; provided that, if less than a majority of the directors are present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

  SECTION 3.8. MANNER OF ACTING. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors unless a greater number is required by law, the Articles of Incorporation or these By-Laws.

  SECTION 3.9. REMOVAL OF DIRECTORS. One or more of the directors may be removed, with or without cause, at a meeting of shareholders by the affirmative vote of the holders of a majority of the outstanding shares then entitled to vote at an election of directors; provided that no director shall be removed at a meeting of shareholders unless the notice of such meeting shall state that a purpose of the meeting is to vote upon the removal of one or more directors named in the notice.

  SECTION 3.10. RESIGNATION OF DIRECTORS. A director may resign at any time by giving written notice to the board of directors, its chairman, or to the president or secretary of the corporation. A resignation is effective when the notice is given unless the notice specifies a future date. The pending vacancy may be filled before the effective date, but the successor shall not take office until the effective date.

  SECTION 3.11. VACANCIES. Any vacancy occurring in the board of directors or a directorship to be filled by reason of an increase in the number of directors may be filled by election at any annual meeting of shareholders or at a special meeting of shareholders called for that purpose; provided, however, that in the event of a vacancy or vacancies arising between meetings of the shareholders by reason of an increase in the number of directors or otherwise, the board of directors may fill such vacancy. A director elected by the shareholders to fill a vacancy shall hold office for the balance of the term for which the director was elected. A director appointed by the board of directors to fill a vacancy shall serve until the next annual meeting of shareholders at which directors are to be elected.

  SECTION 3.12. COMMUNICATIONS EQUIPMENT. Unless specifically prohibited by the Articles of Incorporation, members of the board of directors or of any committee of the board of directors may participate in and act at any meeting of such board or committee through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other.

Participation in such a meeting shall constitute attendance and presence in person at the meeting of the person or persons so participating.

  SECTION 3.13. COMPENSATION. The affirmative vote of a majority of directors then in office shall be required to fix the compensation of the directors, which compensation shall be reasonable. No director shall be precluded from serving the corporation in any other capacity and receiving compensation therefor.

                    ARTICLE IV

                     OFFICERS

  SECTION 4.1. NUMBER AND QUALIFICATIONS. The board of directors shall elect such officers as are required by law and such additional officers as it from time to time may determine. None of the officers, except the chairman of the board if elected, need be directors. Any two or more offices may be held by the same person.

  SECTION 4.2. ELECTION; TERM OF OFFICE; RESIGNATION; VACANCIES. The officers of the corporation shall be elected annually by the board of directors at the regular meeting of the board of directors held immediately after each annual meeting of shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as may be convenient.

  Each officer shall hold office until the next annual meeting of directors and until the officer's successor shall have been duly elected and shall have qualified or until the officer's earlier death, resignation or removal.

  Any officer may resign at any time by giving written notice to the board of directors.

  Vacancies may be filled or new offices created and filled at any meeting of the board of directors.

  SECTION 4.3. REMOVAL. Any officer elected or appointed by the board of directors may be removed by the board of directors whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer shall not of itself create contract rights.

  SECTION 4.4. CHAIRMAN OF THE BOARD. The chairman, if one is elected, shall be the chief executive officer of the corporation. Subject to the direction of the board of directors, the chairman shall have general charge over the business, affairs and policies of the corporation. The chairman may sign and execute all instruments in the name of the corporation and shall preside at all meetings of the shareholders and of the board of directors. In the absence or disability of the president or the president's refusal to act, the chairman shall be vested with the powers and shall perform the duties of the president. The chairman may delegate any of the chairman's powers or functions to any officers of the corporation. The chairman shall be a member of the board of directors.

  SECTION 4.5. PRESIDENT. The president shall be the chief operating officer of the corporation and, if no chairman is elected, the chief executive officer of the corporation. Subject to the control of the board of directors, the president shall have general and active management of the day-to-day business of the corporation.

The president may sign and execute all instruments in the name of the corporation. In the absence of the chairman, or if a chairman is not elected, the president shall perform the duties of and shall be vested with all the powers of the chairman.

  SECTION 4.6. VICE PRESIDENTS. In the absence of the president or in the event of the president's inability or refusal to act, the vice president, if one if elected, or in the event there are more than one vice president, the vice presidents in the order designated by the board of directors or if no such designation has been made, then in the order of their election, shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Any vice president may sign all instruments in the name of the corporation and shall perform such other duties as from time to time may be assigned to the vice president by the president or by the board of directors.

  SECTION 4.7. TREASURER. The treasurer, if one is elected, shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation, receive and give receipts for moneys due and payable to the corporation from any source whatsoever and deposit all such money in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of
Article IV of these By-Laws; and (b) in general perform all the duties incident to the office of treasurer and such other duties as from time to time may be assigned to the treasurer by the president, or by the board of directors.

If required by the board of directors, the treasurer shall give a bond for the faithful discharge of the treasurer's duties in such sum and with such surety or sureties as the board of directors shall determine.

  SECTION 4.8. SECRETARY. The secretary shall: (a) keep the minutes of the shareholders' and of the board of directors' meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these By-Laws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all certificates for shares prior to the issuance thereof and to all documents, the execution of which on behalf of the corporation under its seal is duly authorized in accordance with the provisions of these By-Laws; (d) keep a register of the post office address of each shareholder which shall be furnished to the secretary by such shareholder; (e) sign with the chairman of the board, the president, or a vice president, certificates for shares of the corporation, the issue of which shall have been authorized by resolution of the board of directors; (f) have general charge of the stock transfer books of the corporation; and (g) in general perform all duties incident to the office of secretary or such other duties as from time to time may be assigned to the secretary by the president or by the board of directors.

  SECTION 4.9. ASSISTANT TREASURERS AND ASSISTANT SECRETARIES. The assistant treasurers and assistant secretaries, if elected, shall hold office for such period as the board of directors may prescribe. The assistant treasurers shall, respectively, if required by the board of directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the board of directors shall determine. The assistant secretaries may sign with the chairman of the board, the president or a vice president certificates for shares of the corporation, the issue of which shall have been authorized by a resolution of the board of directors. The assistant treasurers and assistant secretaries, in general, shall perform such duties as shall be assigned to them by the treasurer or the secretary, respectively, or by the president or the board of directors.

  SECTION 4.10. OTHER OFFICERS, ASSISTANT OFFICERS AND AGENTS. Officers, assistant officers and agents, if any, other than those whose duties are provided for in these By-Laws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the board of directors.

  SECTION 4.11. COMPENSATION. Compensation of the officers shall be fixed from time to time by the board of directors and no officer shall be prevented from receiving such compensation by reason of the fact that the officer is also a director of the corporation. If an officer is also a director, then the affirmative vote of a majority of directors then in office shall be required to fix said officer's compensation.

                     ARTICLE V

       CONTRACTS, LOANS, CHECKS AND DEPOSITS

  SECTION 5.1. CONTRACTS. The board of directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

  SECTION 5.2. LOANS. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances.

  SECTION 5.3. CHECKS, DRAFTS, ETC. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the board of directors.

  SECTION 5.4. DEPOSITS. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the board of directors may select.

                   ARTICLE VI

    CERTIFICATES FOR SHARES AND THEIR TRANSFER

  SECTION 6.1. CERTIFICATES FOR SHARES. Certificates representing shares of the corporation shall be in such form as may be determined by the Board of Directors. Such certificates shall be signed by the President and shall be sealed with the seal of the corporation. All certificates for shares shall be consecutively numbered.

The name of the persons owning the shares represented thereby with the number of shares and date of issue shall be entered on the books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in the case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the corporation as the Board of Directors may prescribe.

  SECTION 6.2. TRANSFER OF SHARES. Transfer of shares of the corporation shall be made only by the registered holder thereof or by the holder's attorney thereunto authorized by power of attorney duly executed and filed with the secretary of the corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation.

                    ARTICLE VII

 INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS

  The corporation shall have the power to indemnify to the full extent authorized by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that such person was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in connection with such action, suit or proceeding. Such indemnification shall not be deemed exclusive of any other rights to which a person may be entitled under any by-law, agreement, vote of disinterested directors, or as a matter of law or otherwise. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against and incurred by said person in any such capacity, or arising out of said person's status as such, whether or not the corporation would have the power to indemnify said person against such liability under the provisions of this Article.

                  ARTICLE VIII

                    FISCAL YEAR

  The fiscal year of the corporation shall begin on the first day of October and end on the last day of September of each year.

                    ARTICLE IX

                   DISTRIBUTIONS

  The board of directors may from time to time make distributions to its shareholders in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

                     ARTICLE X

                       SEAL

  The board of directors may provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the corporation and the words, "Corporate Seal, Florida".

                    ARTICLE XI

                    AMENDMENTS

  Unless the power to make, alter, amend or repeal the By-Laws is reserved to the shareholders by the Articles of Incorporation, these By-Laws may be altered, amended or repealed at any meeting of the shareholders or of the board of directors.

Adopted and effective July 1, 1997

                    EXHIBIT C

           Form of Articles of Merger
                [attached hereto]

               ARTICLES OF MERGER
                       OF
              OPTICAL SYSTEMS, INC.
                       AND
         OPTICAL SYSTEMS HOLDINGS, INC.

To the Secretary of State
State of Florida

  Pursuant to the provisions of the Florida Business Corporation Act, the foreign business corporation and the domestic business corporation herein named do hereby submit the following Articles of Merger.

  1. Annexed hereto and made a part hereof is the Agreement and Plan of Merger for merging Optical Systems, Inc., a New Jersey corporation, with and into Optical Systems Holdings, Inc., a Florida corporation.

  2. The merger of Optical Systems, Inc. with and into Optical Systems Holdings Inc. is permitted by the laws of the jurisdiction of organization of Optical Systems, Inc. and is in compliance with said laws. The date of adoption of the Plan of Merger by the shareholders of Optical Systems, Inc. was June 24, 1997.

  3. The shareholders of Optical Systems Holdings, Inc. entitled to vote thereon approved and adopted the aforesaid Plan of Merger by written consent given on June 24, 1997 in accordance with the provisions of Section 607.0704 of the Florida Business Corporation Act.

  4. The effective time and date of the merger herein provided for in the State of Florida shall be upon the filing of these Articles of Merger with the Florida Department of State.

Executed on June 30, 1997.
                                       OPTICAL SYSTEMS, INC.
                                       By:    /s/Warren R. Zimmerman
                                              _______________________
                                              Warren R. Zimmerman
                                              President
                                       OPTICAL SYSTEMS HOLDINGS, INC.
                                       By:    /s/William H.Luckman
                                              _____________________
                                              William H. Luckman
                                              President
              CERTIFICATE OF MERGER
                       OF
              OPTICAL SYSTEMS, INC.
                       AND
         OPTICAL SYSTEMS HOLDINGS, INC.

To the Secretary of State
State of New Jersey

Pursuant to the provisions of Section 14A:10-7 of the New Jersey Business Corporation Act, it is hereby certified that:

  1. The names of the merging corporations are Optical Systems, Inc., which is a business corporation organized under the laws of the State of New Jersey, and Optical Systems Holdings, Inc., which is a business corporation organized under the laws of the State of Florida.

  2. Annexed hereto and made a part hereof is the Agreement and Plan of Merger for merging Optical Systems, Inc. with and into Optical Systems Holdings, Inc. as approved by the Board of Directors of each of said corporations.

  3. The number of shares of Optical Systems, Inc. which were entitled to vote at the time of the approval of the Agreement and Plan of Merger by its shareholders is 2,239.85, all of which are of one class.

  All of the shareholders entitled to vote of the aforesaid corporation approved the Agreement and Plan of Merger pursuant to their written consent without a meeting of shareholders; and the number of shares represented by such consent is 2,239.85. The date of said consent and approval was June 24, 1997.

  4. The applicable provisions of the laws of the jurisdiction of organization of Optical Systems Holdings Inc. relating to the merger of Optical Systems, Inc. with and into Optical Systems Holdings, Inc. have been complied with .

  5. Optical Systems Holdings, Inc. hereby agrees that it may be served with process in the State of New Jersey in any proceeding for the enforcement of any obligation of Optical Systems, Inc. or any obligation of Optical Systems Holdings, Inc. for which it is previously amenable to suit in the State of New Jersey and in any proceeding for the enforcement of the rights of a dissenting shareholder of Optical Systems, Inc. against Optical
Systems Holdings, Inc.; and Optical Systems Holdings, Inc. hereby irrevocably appoints the Secretary of State of New Jersey as its agent to accept service of process in any such proceeding and designates the following post office address without the State of New Jersey to which said Secretary of State shall mail a copy of the process in such proceeding:

                      Donald F. Mintmire
                      256 Sunrise Avenue, Suite 204
                      Palm Beach, Florida  33480

  Optical Systems Holdings, Inc. hereby agrees that it will promptly pay to the dissenting shareholders of Optical Systems, Inc. the amount, if any, to which they are entitled under the provisions of the New Jersey Business Corporation Act with respect to the rights of dissenting shareholders.

  6. Optical Systems Holdings, Inc. will continue its existence as the surviving corporation under the name "Optical Systems, Inc." pursuant to the provisions of the laws of the jurisdiction of its organization.

  7. The merger herein provided for shall become effective in the State of New Jersey upon the filing of this Certificate of Merger with the New Jersey Secretary of State.

Executed on June ___, 1997.
                                               OPTICAL SYSTEMS, INC.
                                               By: /s/ Warren R. Zimmerman
                                                     _____________________
                                                     Warren R. Zimmerman
                                                     President
                                              OPTICAL SYSTEMS HOLDINGS, INC.
                                              By: /s/ William H. Luckman
                                                    ____________________
                                                    William H. Luckman
                                                    President